Exhibit 99.1

ARACRUZ CELULOSE S.A.
QUARTERLY FINANCIAL INFORMATION
(ITR) AS OF JUNE 30, 2004 AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR                                Corporate Legislation
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS            Period - 06/30/2004


01.01 - IDENTIFICATION
---------------------------------------------------------------------------------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61


01.02 - ADDRESS OF HEAD OFFICES

01 - Complete Address                                 02 - District      03 - Zip Code (CEP)
     Caminho Barra do Riacho, s/n(0)  -  km 25        Barra do Riacho      29.197-900

04 - City                                             05 - State
     Aracruz                                            Espirito Santo

06 - Area Code          07 - Telephone    08 - Telephone        09 - Telephone        10 - Telex
      027                    3270-2442          --                      --                --

11 - Area Code          12 -  FAX        NO.        13        -        FAX NO.        14 - FAX NO.
      027                                                                                         3270-2590

15 - E-MAIL
       mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (Business address)
-------------------------------------------------------------------------------------------------------------
01  - NAME
Isac Roffe Zagury

02 - Complete Address                                                                        03 - District
 Rua Lauro Muller, 116 - 40th Floor                                                           Botafogo
-------------------------------------------------------------------------------------------------------------
04 - Zip Code (CEP)                     05 - City                                            06 - State
 22.290-160                             Rio de Janeiro                                        Rio de Janeiro


07 - Area Code          08 - Telephone          09 -TelephonE         10  Telephone          11 - Telex
     021                3820-8160               3820-8139                       --                     --


12 - Area Code         13 - FAX NO              14 - FAX NO                                  15 - FAX NO
     021                2541-7947                 3820-8202                                           --

16 - E-MAILL
     iz@aracruz.com.br


01.04 - ACCOUNTANT / REFERENCE
-----------------------------------------------------------------------------------------------------------

      current fiscal year                  CURRENT QUARTER                         PREVIOUS QUARTER
----------------------------- --------------------------------------- ---------------------------------------

   1 - BEGINNING   2 - ENDING  3 - NUMBER  4 - BEGINNING   5 - ENDING  6 - NUMBER  7 - BEGINNING   9 - ENDING
    01/01/2004      12/31/2004      2       04/01/2004     06/30/2004       1       01/01/2004     03/31/2004
---------------- ------------ ---------- -------------- ------------- ---------- -------------- -------------
9 - NAME / ACCOUNTANT CORPORATE NAME                                  10 -  CVM Code
    Deloitte Touche Tohmatsu Auditores Independentes                         00385-9
--------------------------------------------------------------------- ---------------------------------------
11 - NAME OF THE TECHNICAL RESPONSIBLE                                12 - CPF  N(0)
     Celso de Almeida Moraes                                          680.686.898-34
--------------------------------------------------------------------- ---------------------------------------


01.05 - CURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK


------------------------ ------------------------- -------------------------- -------------------------------
   NUMBER OF SHARES        1 - CURRENT QUARTER       2 - PREVIOUS QUARTER     3 -QUARTER PREVIOUS  YEAR
     (Thousands)               06/30/2004                 03/31/2004                   06/06/2003
-------------------------------------------------------------------------------------------------------------

PAID-IN CAPITAL
------------------------ ------------------------- -------------------------- -------------------------------
   1 - COMMON                            455,391                    455,391                         455,391

   2 -PREFERRED                          577,163                    577,163                         577,163

   3 - TOTAL                           1,032,554                  1,032,554                       1,032,554


IN TREASURY
------------------------ ------------------------- -------------------------- -------------------------------
   4 - COMMON                                483                        483                             483

   5 -PREFERRED                            1,378                      1,378                           1,378

   6 - TOTAL                               1,861                      1,861                           1,861


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR                                Corporate Legislation
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS            Period - 06/30/2004


01.01 - IDENTIFICATION
---------------------------------------------------------------------------------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61


01.06 - SOCIETY CHARACTERISTICS
------------------------------------------------------------------------------------------------------------------
1 - TYPE OF SOCIETY
         COMMERCIAL,  INDUSTRIAL  &  OTHER  TYPES  OF   BUSINESS

2 - SITUATION
        IN OPERATION

3 - ACTIVITY   CODE
      104 - PAPER AND PULP INDUSTRY

4 - ACTIVITY OF THE  SOCIETY
         Production of Bleached  Eucalyptus Pulp

5 - TYPE OF CONSOLIDATED
        TOTAL

6 - AUDITORS'REPORT TYPE
     UNQUALIFIED OPINION


01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS

 01 - ITEM   02 - TAXPAYER NO.                   03 - NAME
------------ ----------------------------------- -----------------------------------------------------------------

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER
------------------------------------------------------------------------------------------------------------------

1 - ITEM    2 - EVENT 3 - DATE  OF         4 -  TYPE     5 - PAYMENT BEGAIN  6 - STOCK TYPE   7 - STOCK OF VALUE
                          APPROVAL
------------------------------------------------------------------------------------------------------------------
   01       AGO/E         04/29/2004       DIVIDEND        05/14/2004        ON                  0,3307997904
   02       AGO/E         04/29/2004       DIVIDEND        05/14/2004        PNA                 0,3638797694
   03       AGO/E         04/29/2004       DIVIDEND        05/14/2004        PNB                 0,3638797694
------------------------------------------------------------------------------------------------------------------

01.09 - SUBSCRIbed CAPITAL AND changes in accounting period in course
------------------------------------------------------------------------------------------------------------------
1 - ITEM 2 - DATE OF    3 - VALUE OF       4 - VALUE OF THE         5 - ORIGIN OF  7 -  AMOUNT OF     8 - VALUE
             CHANGE         THE                ALTERATION               THE             OUTSTANDING    PER SHARE
                             SUBSCRIBED        (REAL THOUSAND)          ALTERATION      STOCKS         ON THE
                        CAPITAL                                                         (THOUSAND)     ISSUE DATE
                         (REAL THOUSAND)                                                                (REAL)
------------------------------------------------------------------------------------------------------------------

01.10 - DIRECTOR OF INVESTOR RELATIONS
------------------------------------------------------- -----------------------------------------------------------
01  - DATE                                              02 - SIGNATURE
07/09/2004                                               /s/ Isac Roffe Zagury

------------------------------------------------------- -----------------------------------------------------------

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR                                Corporate Legislation
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS            Period - 06/30/2004


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61

----------------------------------------------------------------------------------------------------------------------
02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$


1 - CODE      2 - DESCRIPTION                                               3 - DATE - 06/30/2004   4 - DATE - 03/31/2004

1             TOTAL ASSETS                                                              8,114,187               7,918,904

1.1           CURRENT ASSETS                                                            1,832,616               1,458,434

1.1.1         CASH AND CASH EQUIVALENTS                                                       883                   3,915

1.1.2         CREDITS                                                                     681,200                 414,048

1.1.2.1       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                                   575,406                 319,148

1.1.2.2       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                                   19,037                  24,254

1.1.2.3       ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                                   2,682                   3,082

1.1.2.4       EMPLOYEES                                                                     3,844                   3,860

1.1.2.5       SUPPLIERS                                                                     8,490                   8,760

1.1.2.6       SUBSIDIARIES                                                                      3                       3

1.1.2.7       TAXES                                                                        63,023                  45,123

1.1.2.8       OTHERS                                                                        8,715                   9,818

1.1.3         INVENTORIES                                                                 189,332                 183,339

1.1.3.1       SUPPLIES                                                                     81,573                  74,109

1.1.3.2       RAW MATERIALS                                                                37,077                  50,363

1.1.3.3       FINISHED GOODS                                                               67,382                  55,294

1.1.3.4       PRODUCTS IN PROCESS                                                           2,954                   3,227

1.1.3.5       OTHERS                                                                          346                     346

1.1.4         OTHERS                                                                      961,201                 857,132

1.1.4.1       DEBT SECURITIES                                                             957,658                 850,131

1.1.4.2       FIXED ASSETS AVAILABLE FOR SALE                                                   0                       0

1.1.4.3       PREPAID EXPENSES                                                              3,533                   6,991

1.1.4.4       OTHERS                                                                           10                      10

1.2           LONG-TERM ASSETS                                                            178,147                 164,712

1.2.1         CREDITS                                                                     130,771                 118,190

1.2.1.1       ACCOUNTS RECEIVABLE FROM CUSTOMERS                                                0                       0

1.2.1.2       SUPPLIERS                                                                   107,149                  97,074

1.2.1.3       TAXES                                                                        13,513                   9,675

1.2.1.4       OTHERS                                                                       10,109                  11,441

1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES                                         2,482                   2,133

1.2.2.1       FROM AFFILIATES                                                                   0                       0

1.2.2.2       FROM SUBSIDIARIES                                                             2,482                   2,133

1.2.2.3       OTHERS                                                                            0                       0

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR                                Corporate Legislation
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS            Period - 06/30/2004


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2004   4 - DATE - 03/31/2004
-------------------------------------------------------------------------------------------------------------------
1.2.3           OTHERS                                                               44,894                 44,389

1.2.3.1         DEBT SECURITIES                                                           0                      0

1.2.3.2         ESCROW DEPOSITS                                                      43,327                 42,822

1.2.3.3         OTHERS                                                                1,567                  1,567

1.3             FIXED ASSETS                                                      6,103,424              6,295,758

1.3.1           INVESTMENTS                                                       1,148,052              1,299,136

1.3.1.1         IN AFFILIATES                                                             0                      0

1.3.1.2         IN SUBSIDIARIES                                                   1,147,658              1,298,742

1.3.1.3         OTHER COMPANIES                                                         394                    394

1.3.2           PROPERTY, PLANT AND EQUIPMENT                                     4,410,500              4,437,001

1.3.2.1         LAND                                                                574,710                573,670

1.3.2.2         BUILDINGS                                                           477,213                484,832

1.3.2.3         MACHINERY AND EQUIPMENT                                           2,564.860              2,615,824

1.3.2.4         FORESTS                                                             615,571                593,145

1.3.2.5         CONSTRUCTION IN PROGRESS                                             41,725                 28,937

1.3.2.6         OTHERS                                                              136,421                140,593

1.3.3           DEFERRED ASSETS                                                     544,872                559,621

1.3.3.1         INDUSTRIAL                                                           10,133                 10,778

1.3.3.2         FORESTS                                                                   0                      0

1.3.3.3         ADMINISTRATIVE                                                            0                      0

1.3.3.4         GOODWILL ARISING ON INCORPORATION OF ENTITY

                                                                                    548,811                534,739

1.3.3.5         OTHERS                                                                    0                     32

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR                                Corporate Legislation
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS            Period - 06/30/2004


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------------


2.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2004   4 - DATE - 03/31/2004

2               TOTAL LIABILITIES                                                 8,114,187              7,918,904

2.1             CURRENT LIABILITIES                                                 731,191              1,372,853

2.1.1           LOANS AND FINANCING                                                 350,354                416,222

2.1.2           DEBENTURES                                                                0                      0

2.1.3           SUPPLIERS                                                           131,874                162,140

2.1.4           TAXES                                                                33,716                 39,064

2.1.5           DIVIDENDS PAYABLE                                                     1,818                  1,470

2.1.6           PROVISIONS                                                           27,661                 19,912

2.1.6.1         VACATION AND 13th  SALARY                                            19,098                 15,632

2.1.6.2         PROFIT SHARING                                                        8,563                  4,280

2.1.7           LOANS FROM RELATED PARTIES                                          165,990                358,559

2.1.7.1         ADVANCES FROM SUBSIDIARIES                                          165,266                357,706

2.1.7.2         OTHERS                                                                    0                      0

2.1.7.3         OTHER DEBTS TO SUBSIDIARIES                                             724                    853

2.1.8           OTHERS                                                               19,778                375,486

2.1.8.1         OTHERS                                                               19,778                 15,486

2.1.8.2         PROPOSED DIVIDENDS                                                        0                360,000

2.2             LONG-TERM LIABILITIES                                             4,262,909              3,588,114

2.2.1           LOANS AND FINANCING                                               1,459,358              1,401,414

2.2.2           DEBENTURES                                                                0                      0

2.2.3           PROVISION                                                           362,299                358,177

2.2.3.1         LABOR CONTINGENCIES                                                  30,933                 30,317

2.2.3.2         TAX CONTINGENCIES                                                   256,151                255,854

2.2.3.3         OTHERS                                                               75,215                 72,006

2.2.4           LOANS FROM RELATED PARTIES                                        2,343,573              1,720,922

2.2.4.1         ADVANCES FROM SUBSIDIARIES                                        2,343,573              1,720,922

2.2.5           OTHERS                                                               97,679                107,601

2.2.5.01        SUPPLIERS                                                            37,604                 40,923

2.2.5.02        OTHERS                                                               60,075                 66,678


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR                                Corporate Legislation
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS            Period - 06/30/2004


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------------


02.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$


1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2004   4 - DATE - 03/31/2004

2.5             STOCKHOLDER'S EQUITY                                              3,120,087              2,957,937

2.5.1           PAID-IN CAPITAL                                                   1,854,507              1,854,507

2.5.1.1         COMMON STOCK                                                        783,599                783,599

2.5.1.2         PREFERRED STOCK                                                   1,070,908              1,070,908

2.5.2           CAPITAL RESERVES                                                    103,766                107,163

2.5.3           REVALUATION RESERVE                                                       0                      0

2.5.3.1         OWN ASSETS                                                                0                      0

2.5.3.2         SUBSIDIARIES / AFFILIATES                                                 0                      0

2.5.4           REVENUE RESERVES                                                    856,621                856,621

2.5.4.1         LEGAL                                                               169,893                169,893

2.5.4.2         STATUTORY                                                                 0                      0

2.5.4.3         FOR CONTINGENCIES                                                         0                      0

2.5.4.4         UNREALIZED INCOME                                                         0                      0

2.5.4.5         FOR INVESTMENTS                                                     694,878                694,878

2.5.4.6         SPECIAL FOR NON-DISTRIBUTED DIVIDENDS                                     0                      0

2.5.4.7         OTHER UNREALIZED INCOME                                             (8,150)                (8,150)

2.5.4.7.1       TREASURY STOCK                                                      (8,150)                (8,150)

2.5.5           RETAINED EARNINGS                                                   305,193                139,646


FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
QUARTERLY INFORMATION - ITR                                Corporate Legislation
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS            Period - 06/30/2004


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
-------------------------------------------------------------------------------------------------------------------


03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$


1 - CODE    2 - DESCRIPTION                                                  3-FROM:       4-FROM:       5-FROM:      6-FROM:
                                                                             04/01/2004  01/01/2004    04/01/2003   01/01/2003
                                                                             TO:         TO:           TO:          TO:
                                                                             06/30/2004  06/30/2004    06/30/2003   06/30/2003
                                                                             -----------------------------------------------
3.1      GROSS SALES AND SERVICES  REVENUE                                    692,334   1,294,765       673,330    1,341,464

3.2      SALES TAXES AND OTHER DEDUCTIONS                                      (9,897)    (16,473)       (1,879)      (4,856)

3.3      NET SALES REVENUE                                                    682,437   1,278,292       671,451    1,336,608

3.4      COST OF GOODS SOLD                                                  (427,047)   (857,917)     (308,968)    (617,220)

3.5      GROSS PROFIT                                                         255,390     420,375       362,483      719,388

3.6      OPERATING (EXPENSES) INCOME                                         (108,351)   (105,435)      109,676      212,050

3.6.1    SELLING                                                              (11,925)    (23,336)       (7,853)     (14,846)

3.6.2    GENERAL AND ADMINISTRATIVE                                           (23,774)    (42,738)      (10,232)     (23,765)

3.6.3    FINANCIAL                                                           (275,366)   (350,697)      285,279      434,511

3.6.3.1  FINANCIAL INCOME                                                      40,538      75,384       (43,155)      16,350

3.6.3.2  FINANCIAL EXPENSES                                                  (315,904)   (426,081)      328,434      418,161

3.6.4    OTHER OPERATING INCOME                                                 5,900      11,518         1,866        2,969

3.6.5    OTHER OPERATING EXPENSES                                             (36,456)    (64,921)      (23,744)     (42,238)

3.6.6    EQUITY IN THE RESULTS OF  SUBSIDIARIES                               233,270     364,739      (135,640)    (144,581)
3.7      OPERATING INCOME                                                     147,039     314,940       472,159      931,438

3.8      NON-OPERATING (EXPENSES)  INCOME                                      (1,312)     (2,849)       (1,056)     (19,618)

3.8.1    INCOME                                                                 1,557       1,904         1,288        1,393

3.8.2    EXPENSES                                                              (2,869)     (4,753)       (2,344)     (21,011)

3.9      INCOME BEFORE INCOME  TAXES AND MANAGEMENT REMUNERATION              145,727     312,091       471,103      911,820
3.10     INCOME TAX AND SOCIAL CONTRIBUTION                                    23,029      (5,801)     (191,623)    (312,701)

3.11     DEFERRED INCOME TAXES                                                 (3,209)     (1,097)      (17,891)     (31,863)

3.12     MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS                        0           0             0            0

3.12.1   REMUNERATION                                                               0           0             0            0

3.12.2   APPROPRIATIONS                                                             0           0             0            0

3.15     NET INCOME FOR THE PERIOD                                            165,547     305,193       261,589      567,256


         CAPITAL STOCK-QUANTITY (THOUSANDS)                                 1,030,693   1,030,693     1,030,693    1,030,693

         EARNINGS PER SHARE                                                   0,16062     0,29610       0,25380      0,55036

         LOSS PER SHARE                                                             -           -             -            -




FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)


                                                           IN THOUSANDS OF REAIS

1    OPERATIONS AND BACKGROUND


Aracruz Celulose S.A. ("Aracruz", " Company" or "Parent Company"), based in Aracruz, in the state of Espirito Santo, with plants located in the Brazilian states of Espirito Santo and Rio Grande do Sul, was founded in 1967 with the objective of producing and selling short-fiber wood pulp, obtained from eucalyptus timber extracted largely from the Company's own forests, with an installed production capacity of 2,400 thousand tons per annum.

The Company's operations are integrated with those of its subsidiaries, which operate in: (i) in the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading Hungary Ltd. and Riocell Trade), (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) concession of lands for eucalyptus plantations (Mucuri Agroflorestal S.A), (iv) manufacturing solid wood products (Aracruz Produtos de Madeira S.A), (v) in financial operations (Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda.), and (vi) supply of wood for pulp production through its investment in affiliated company (Veracel Celulose S.A.).

Aracruz Celulose S.A. holds 50% of the capital of Veracel Celulose S.A. with which it had an agreement to purchase up to 3,85 million cubic meters of wood from Veracel Celulose S.A. This contract started in 2002 and ended in May 2004, which started forestry cultivation by the affiliate. In 2004 a new purchase agreement was signed in order to purchase up to 1,04 million cubic meters of wood, starting delivery in June 2004 and finishing at the end of 2005. Aracruz and Stora Enzo disclosed their decision to construct the Veracel factory in May 2003. The construction has started on the plant, which will have an annual production capacity for cellulose of 900 thousand tons and is expected to be concluded in two years. The total investment will reach approximately US$ 1,25 billion. The tree planting plan for Veracel's eucalyptus forests in the state of Bahia will continue and will be expanded.

Aracruz Celulose S.A., and Bahia Sul Celulose S.A., jointly own assets acquired from Florestas Rio Doce S.A. (FRDSA), located in Sao Mateus, state of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests at a cost of R$ 193,3 million, net of the assignment to the buyers of the rights of a preexisting wood supply agreement of R$ 49,5 million, with a combined net price of R$ 143,8 million. The Company recorded its outstanding balances on this transaction as follows: R$ 96,7 million as accounts payable in short and long-term; and R$ 24,8 million in the heading "trade accounts receivable" in short and long-term. As a result of this transaction, Aracruz and Bahia Sul each started to control half of the related assets. Aracruz will pay the total net amount in 12 quarterly installments of which seven have been already paid.

In 2003, Aracruz Celulose S.A., acquired control of Riocell S.A. for the amount of R$ 1,635,055 thousand. Goodwill of R$ 839,305 thousand was recognized on this transaction. On January 7, 2004, Riocell S.A. (now known as Guaiba unity, located in the state of Rio Grande do Sul) was incorporated by Aracruz Celulose S.A. (see notes 10 and 11). It mainly produces bleached eucalyptus cellulose and its current production capacity is 400,000 thousand tons of cellulose. The unity's forestry operations include 33,000 thousand hectares of eucalyptus trees.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------

2    FINANCIAL DISCLOSURES AND SIGNIFICANT ACCOUNTING PRINCIPLES

The financial statements have been prepared in accordance with the accounting practices adopted in Brazil and procedures determined by Brazilian Securities Commission - CVM, of which the more significant are as follows:

a) Sales revenues arise from long-term agreements and, also, "spot" sales of pulp, being recognized upon transfer of the property to the purchaser. Other revenues, costs and expenses are calculated on an accrual basis of accounting.

b) Inventories are stated at the lower of market value (net realization value) or replacement cost and the average cost of production or acquisition.

c) The other short and long-term assets are stated at the lower of cost value or at the realization value, the lowest including, when applicable, interest earned.

d) Fixed assets are carried at cost restated by government indexes up to December 31, 1995, combined with the following: (i) valuation of investments in affiliated company and jointly-controlled company accounted for by the equity method, based on financial information as of June 30, 2004; (ii) depreciation on straight-line basis over the related assets estimated useful lives; (iii) timber depletion computed on the cost of formation and maintenance of the forests and calculated on the unit-of-production basis, net of tree-development costs that benefit future harvests; (iv) goodwill of incorporated subsidiary reclassified to Deferred assets.

e) Short and long-term liabilities are stated at their known or estimated values, including accrued financial charges up to the date of report.

f) Preparation of the financial statements requires that management's use estimates and judgments related to the register and disclosure of assets and liabilities, including provisions necessary for losses on accounts receivable, provisions for losses in inventories, definition of useful lives of property, plant and equipment, amortization of pre-operating expenses and goodwill, provision for contingent liabilities and registration of income and expenses values. Actual results may vary from estimates.

g) The consolidated financial statements include the following Subsidiaries, without any lag in the date of the presentation:



                                                                                  Share participation on
                                                                                        capital (%)
                                                                                  ------------------------
Aracruz Celulose S.A.                                                                        -
Aracruz Trading S.A.                                                                        100
Aracruz Trading Hungary Ltd                                                                 100
Aracruz Celulose (USA),Inc.                                                                 100
Portocel Terminal Especializado de Barra do Riacho S.A.                                     51
Mucuri Agroflorestal S.A.                                                                   100
Aracruz Produtos de Madeira S.A.                                                            100
Veracel Celulose S.A.                                                                       50
Riocell Trade                                                                               100
Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal  Ltda.                           100

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------

The consolidation procedures for the balance sheet and the statements of income reflect the aggregate of the balances of the assets, liabilities, income and expense accounts, together with the following eliminations: (i) interests in capital, reserves, and retained earnings or accumulated losses, and investments,
(ii) balances of current accounts and other asset and/or liability accounts maintained among the consolidated companies, (iii) the effects of significant transactions between these companies, (iv) the minority participation on results and stockholders' equity are disclosed and (v) elimination of unearned income on stocks.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionally consolidated its interest in Veracel Celulose S.A., since in accordance with the shareholder agreement control of Veracel Celulose S.A. is jointly shared.


h) In order to improve the information provided to the stock market, the Company is presenting, as additional information, the statement of cash flows as well as statement of value added.

    The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Accountants - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days. This statement is divided into sections on operating, investing and financing activities.

    The Statement of Value Added prepared by the Company presents the result of the operations from the point of view of generation and distribution of wealth, where the four main beneficiaries of the wealth generated by the activities of the Company are: employees, government, third party and shareholders' capital.

3  MARKETABLE SECURITIES

     As of June 30, 2004 and March 31, 2004, marketable securities are comprised of certificates of deposits denominated in United States dollars, placed with foreign prime line financial institutions, through its subsidiaries Aracruz Trading S.A and Aracruz Trading Hungary Ltd.

4  TIME DEPOSITS

     Represent certificates of deposit with prime line institutions in Brazil, indexed to "CDI", with daily liquidity.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


5  CLIENTS - PULP

                                                                PARENT COMPANY                              CONSOLIDATED
                                           JUNE 30, 2004        MARCH 31, 2004      JUNE 30, 2004         MARCH 31, 2004
                                           -------------        --------------      -------------         --------------
Domestic sales                                    19,655                10,916             19,655                 10,916
Foreign sales
   Subsidiaries                                  555,011               307,032
   Others                                            740                 1,200            487,025                467,378
   Allowance for doubtful accounts                                                        (10,634)                (9,954)
                                                 -------               --------          ---------              ---------
                                                 575,406               319,148            496,046                468,340
                                                 =======               ========          =========              =========

6  INVENTORIES


                                                               PARENT COMPANY                                CONSOLIDATED
                                         JUNE 30, 2004         MARCH 31, 2004       JUNE 30, 2004          MARCH 31, 2004
                                         -------------         --------------       -------------          --------------

Pulp - finished products
   At the plant                                 65,720                 53,831              65,720                  53,831
   Other locations
    (Abroad/Tradings)                                                                     188,343                 174,038
Pulp - work in process                           2,954                  3,227               2,953                   3,227
Wood                                                                                       13,882                  14,131
Paper                                            1,663                  1,463               1,663                   1,463
Raw material                                    39,235                 52,810              42,917                  55,929
Maintenance supplies                            81,997                 74,534              84,475                  77,068
Provision for obsolescence /
    market value adjustment                     (2,582)                (2,871)             (5,158)                 (5,163)
Others                                             345                    345                 858                     811
                                               -------                -------             -------                 --------
                                               189,332                183,339             395,653                 375,335
                                               =======                =======             =======                 =======

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


7 RELATED PARTIES

Transactions with related parties are stated at amounts, terms and financial charges contracted at market conditions and can be shown as follows:

(a) SUBSIDIARIES
                                                                                                                    PARENT COMPANY

                              -----------------------------------------------------------------------------------------------------
                                                                                    PORTOCEL
                                   ARACRUZ                                          TERMINAL       ARACRUZ
                                   TRADING     ARACRUZ     VERACEL             ESPECIALIZADO      PRODUTOS                   TOTAL
                                   HUNGARY     TRADING    CELULOSE   RIOCELL     DE BARRA DO    DE MADEIRA   ---------------------
                                      LTD.        S.A.        S.A.     TRADE     RIACHO S.A.          S.A.        2004        2004
                              ------------- ------------- ---------- ---------- --------------- ------------- ------------ --------

BALANCE SHEET                                                                                                     JUNE       MARCH
                                                                                                             ----------  ---------
Current assets                     494,528     56,758                  3,725               3             4      555,018     307,043
Long-term assets                                                                         282         2,200        2,482       2,133
Current liabilities               161,976                              3,291             612           111      165,990     358,559
Long-term liabilities           2,343,573                                                                     2,373,573   1,720,922

                                                                                                                   2004       2003
                                                                                                             ----------  ---------
TRANSACTIONS IN THE SEMESTER                                                                                       JUNE       JUNE
                                                                                                             ----------  ---------
Sales revenue                      784,917    384,143                 33,424                           110    1,202,594  1,318,611
Payments of port services                                                              5,348                    5,348        4,465
Purchase of wood and splinter                              102,374                                            102,374      110,177
Financial Expense (Income),        161,338     53,572                 (1,229 )                                213,681       225,733
net


(b) STOCKHOLDERS AND AFFILIATED COMPANIES

                                                                                                               CONSOLIDATED
                                           --------------------------------------------------------------------------------
                                                STOCKHOLDERS         AFFILIATED COMPANY
                                                ------------         ------------------
                                               BNDES - BANCO
                                                   NACIONAL DE                CIA. DE                                 TOTAL
                                               DESENVOLVIMENTO              NAVEGACAO
                                            ECONOMICO E SOCIAL                 NORSUL             2004                 2004
                                            ------------------                 ------             ----                 ----
BALANCE SHEET                                                                                     JUNE                MARCH
Current assets                                                                  2,224            2,224                  650
Current liabilities                                    157,027                                 157,027              159,193
Long-term liabilities                                  739,152                                 739,152              700,276

                                                                                                  2004                 2003
TRANSACTIONS IN THE SEMESTER                                                                      JUNE                 JUNE
Sales revenue (i)                                                                                                    43,834
Financial Expense (Income), net                         53,270                                  53,270               12,904
Freight expenses                                                               11,124           11,124               15,416

(i) In 2003 this value refers to the related party James River Corporation (stockholder).

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------

8    TAXES

(a) TAX CREDITS

                                                                   PARENT COMPANY                          CONSOLIDATED
                                                       -----------------------------------      ------------------------------------

                                                       JUNE 30, 2004        MARCH 31, 2004      JUNE 30, 2004         MARCH 31, 2004
                                                       -------------        --------------      -------------         --------------
DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION
Tax losses                                                                                          3,029                 2,067
Timing differences (i)                                     (75,215)            (72,006)           (74,904)              (71,694)
Negative basis for social contribution on
   Earnings                                                                                         1,166                   819
 INCOME TAX TO BE RECOVERED / OFFSETED
Income tax and social contribution on
   earnings - estimate                                       7,034                                  7,034
Withholding income tax on securities                        12,609               8,524             16,388                12,125
Income tax on securities - not withheld                                             39                 59                   121

VALUE-ADDED TAX ON SALES AND SERVICES
  - ICMS (ii)                                              311,209             293,171            315,595               296,150
 VALUATION ALLOWANCE OF ICMS                              (301,339)           (282,451)          (301,339)             (282,451)
OTHERS                                                      47,023              35,515            102,842                70,236
                                                            ------              ------            -------                ------
                                                             1,321             (17,208)            69,870                27,373
                                                             =====             =======             ======                ======

Short term                                                  63,023              45,123            125,716                86,274
                                                            ======              ======            =======                ======
Long term assets (liabilities), net                        (61,702)            (62,331)           (55,846)              (58,901)
                                                           =======             =======            =======               =======


(i)  Timing differences are stated at net value.

(ii) Since the promulgation of the Federal Law number 87, on September 13, 1996, the Company's Espirito Santo plant has been accumulating ICMS (state Value Added Tax - VAT) credits, resulting from its predominantly export activity. The Company has the legal right, not contested by the state authorities, to claim those credits from the Espirito Santo State. However, in the view of the financial difficulties of the state, the Company does not foresee recovery of the credits in the short-term. Based on these facts, the Company decided, in 2002, to record a provision for losses of 100% of such ICMS credit balances, then registered on the accounting books, as well as to make similar provisions related to any subsequent credits to be earned.

     In September 2002, the Company filed a lawsuit against Espirito Saint State, to have guaranteed its right to use the accumulated credits of current ICMS to pay for the purchase of goods used in pulp production.

     The amount of R$ 9,870, not covered by the provision for loss, refers to ICMS credits of the Rio Grande do Sul's plant (Guaiba unity), which management has been offsetting against purchases in the normal course of business.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


(b)  INCOME TAX AND SOCIAL CONTRIBUTION IN THE STATEMENT OF OPERATIONS RESULTS
     FROM:

                                                                            PARENT COMPANY                              CONSOLIDATED
                                                       JUNE 30, 2004         JUNE 30, 2003      JUNE 30, 2004          JUNE 30, 2003
                                                       -------------         -------------      -------------          -------------
NET INCOME TAX, SOCIAL
    CONTRIBUTION AND MINORITY INTEREST                        312,091               911,820            285,367             893,822
Income tax and social contribution at
         enacted tax rate of 34%                              106,111               310,019             97,025             303,899
ADJUSTMENTS TO DETERMINE EFFECTIVE TAX RATE
 Equity in results of subsidiaries/ results of
subsidiaries taxable with different enacted tax              (101,783)               65,112            (91,565)             65,112
rates.
 Depreciation, amortization, depletion
          and disposals - Art. 2. Law 8200/91                   1,476                 1,712              1,476               1,712
    Contributions and donations                                   736                   127                736                 127
    Other permanent differences                                   358                   236                310               7,279
     Reversal of "Plano Verao" provision
     (Note 14(d))                                                                   (32,642)                               (32,642)
    Realized income                                                                                                            650
                                                        -------------         -------------      -------------          -----------

Income tax and social contribution                              6,898               344,564              7,982             346,137
                                                       ==============         =============       ============           ==========

     Income tax and social contribution
          Current                                               5,801               312,701             17,385             315,721
          Deferred                                              1,097                31,863             (9,403)             30,416

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------

9        INVESTMENTS - PARENT COMPANY

                                                                                        Portucel-    Aracruz
                                                             Aracruz         Mucuri      Terminal   Produtos
                                                   Aracruz  Celulose  Agroflorestal Especializado De Madeira
                                                   Trading    (USA),       S.A. (i)   De Barra do       S.A.
                                                     S.A..      Inc.                  Riacho S.A.
                                                  ----------------------------------------------------------
IN SUBSIDIARIES AND JOINTLY-CONTROLLED COMPANY
Interest in voting capital - %                      100.00    100.00         100.00         51.00     100.00
                                                  ==========================================================
Information at June 30, 2004
Subscribed and paid-in capital                       7,295       622         72,300         1,248    130,940
Stockholders' equity                                61,538    22,190         70,175         1,853     58,383
Net (loss) income for the 2nd quarter               10,554    13,349                          180    (4,917)
                                                  ==========================================================
Investments movement
At the beginning of the accounting period          499,807     7,879         70,175           853     63,301
Payment of capital
Capital Reduction and dividend
Distribution by subsidiary (iv)                   (475,067)
Equity in the results of subsidiaries (iii)         36,798    14,311                           92    (4,918)
                                                  ----------------------------------------------------------
                                                    61,538    22,190         70,175           945     58,353
GOODWILL ON ACQUISITION OF INVESTMENT
REALIZATION OF GOODWILL
                                                  ==========================================================
                                                    61,538    22,190         70,175           945     58,383
                                                  ==========================================================
OTHER INVESTMENTS

TOTAL

                                                                                            Ara Pulp
                                                                         Aracruz     Com. De Import.
                                                     Veracel             Trading          Exportacao
                                                    Celulose   Riocell   Hungary          Unipessoal
                                                    S.A.(ii) Trade(iii)     Ltd.                Ltda           Total
                                                 --------------------------------------------------------------------
IN SUBSIDIARIES AND JOINTLY-CONTROLLED COMPANY
Interest in voting capital - %                         50.00    100.00    100.00              100.00
                                                 ====================================================================
Information at June 30, 2004
Subscribed and paid-in capital                     1,132,056    50,935        34                  38
Stockholders' equity                               1,111,729    87,073   269,061               3,157
Net (loss) income for the 2nd quarter                (2,084)     (824)   182,114               2,134
Investments movement
At the beginning of the accounting period            465,326    82,548    86,951               1,006       1,277,846
Payment of capital                                    92,319                                      19          92,338
Capital Reduction and dividend
Distribution by subsidiary (iv)                                                                            (475,067)
Equity in the results of subsidiaries (iii)          (1,780)     4,525   182,110               2,132         233,270
                                                 --------------------------------------------------------------------
                                                     555,864    87,073   269,061               3,157       1,128,386
GOODWILL ON ACQUISITION OF INVESTMENT                 50,305                                                  50,305
REALIZATION OF GOODWILL                             (31,033)                                                (31,083)
                                                 ====================================================================
                                                     575,136    87,073   269,061               3,157       1,147,658
                                                 ====================================================================
OTHER INVESTMENTS                                                                                                394
                                                                                                           ----------
TOTAL                                                                                                      1,148,052
                                                                                                           ----------


(i) As described in Note 1, this subsidiary ceded its lands in a free lease agreement for the cultivation of eucalyptus forests.

(ii) The goodwill arising on the acquisition of Veracel Celulose S.A. was based on the market value of assets and on the estimates relating to future profits of the business, of which R$ 31,033 was amortized through June 30, 2004, R$ 16,803 of which related to the purchase of the 5% stake acquired in January 2003.

     Considering the capitalization plan of the jointly-controlled subsidiary Veracel Celulose S.A., up to June 30, 2004, capital was increased to R$ 429,242 (R$ 92,319 in the first quarter of 2004), used in the construction of Veracel plant unit, as described in Note 1, and it was purchased 5% of its capital, amounting to R$ 33,718, being calculated a goodwill of R$ 22,972.

     Goodwill attributable to assets is amortized based on the realization of the market value of such assets, whereas goodwill based on estimates of future profitability is amortized based on the utilization of planted eucalyptus areas. In the latter case, the amortization is appropriated to the cost of forest - growing and recognized in income in the year in which the trees are felled.

(iii) The exchange variances on foreign investments are recorded in "Equity Results of subsidiaries".

(iv) During the second quarter of 2004 the subsidiary Aracruz Trading S.A. distributed dividends in the amount of R$ 458,447 and reduced capital as approved by the stockholders', in the amount of R$ 16,620.

(v) Riocell Trade is a Limited Liability Society, which became a direct investment of Aracruz Celulose S.A., and is recorded on the Equity Method following the incorporation of Riocell S.A. (Note 1).

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------

10 FIXED ASSETS

                                                                                                         2004         2004
                                                                                                         JUNE        MARCH

                                                          ANNUAL                    ACCUMULATED
                                                    DEPRECIATION                    DEPLETION /
                                                          RATE-%          COST     DEPRECIATION           NET          NET
                                                          ------          ----     ------------           ---          ---

PARENT COMPANY
 Land                                                                  574,710                        574,710      573,670
 Industrial and forestry equipment                        4 a 25     4,129,399        1,564,539     2,564,860    2,615,824
 Forests                                                     (*)       726,765          111,194       615,571      593,145
 Buildings and improvements                               4 e 10       913,918          436,705       477,213      484,832
 Data processing equipment                                    20        80,779           56,410        24,369       25,046
 Administrative and other  facilities                 4, 10 e 20       162,423           50,371       112,052      115,547
 Construction in progress                                               41,725                         41,725       28,937
                                                                       ------            ------       ------

 Total parent company                                                6,629,719        2,219,219     4,410,500    4,437,001
                                                                     ---------        ---------     ---------    ---------

 SUBSIDIARIES AND INVESTMENT IN AFFILIATED
  COMPANY

 Land                                                                  132,416                        132,416      129,475
 Industrial and forestry equipment                        4 a 20        46,622           11,852        34,770       35,594
 Forests                                                     (*)       104,924           21,121        83,803       81,747
 Buildings and improvements                               4 e 10        51,331            5,985        45,346       37,687
 Equipment of  data processing                                20         3,976            1,636         2,340        2,005
 Administrative and other  facilities                 4, 10 e 20        40,484            2,771        37,713       24,776
 Advances for projects in progress                                     320,129                        320,129      237,866
 Construction in progress                                              258,397                        258,397      127,540
 ------------------------                                              -------         -------       -------      --------

 Total consolidated                                                  7,587,998        2,262,584     5,325,414    5,113,691
                                                                     =========        =========     =========    =========


(*) Depleted in accordance with the criteria described in Note 2(d).

In connection with Riocell subsidiary's merger into in the parent company on January 7, 2004 (Notes 1 and 9), fixed assets were added in the first quarter, net of depreciation, in the amount of R$959,900.

Depletion and depreciation expenses in the three-month period ended on June 30, 2004 and 2003 were allocated as follows:


                                                                                   PARENT COMPANY AND CONSOLIDATED
                                                              -----------------------------------------------------

                                                                        2ND QUART. 2004           2 ND QUART. 2003

Industrial and forestry costs                                                    92,232                     69,933
Operating expenses                                                                1,358                      1,192

PARENT COMPANY                                                                   93,590                     71,125

Industrial and forestry costs                                                     3,638                      3,945
Operating expenses                                                                  172                        143
CONSOLIDATED                                                                     97,400                     75,213
                                                                ========================      =====================

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------

11 DEFERRED ASSETS

                                                                 AMORTIZATION (YEARS)           2004                2004
PARENT COMPANY                                                                                  JUNE               MARCH

Pre-operating expenses                                                       10               64,555              64,555
Administrative expenses and product development                          3 a 10               11,244              11,244
Improvements to forestry properties                                          10                1,330               1,330
Riocell Goodwill - Incorporation (i)                                         10              534,739             548,811

                                                                                             611,868             625,940
Accumulated amortization                                                                     (66,996)            (66,319)

                                                                                             544,872             559,621
TOTAL PARENT COMPANY

SUBSIDIARIES AND JOINTLY-CONTROLLED

Forests                                                                                      109,976             100,311
Industrial                                                                   10                  127               6,655
Others                                                                                           108               1,063

                                                                                             110,211             108,029
Accumulated amortization                                                                     (22,975)            (20,924)
                                                                                              87,236              87,105

TOTAL CONSOLIDATED                                                                           632,108             646,726
------------------

Amortization expenses in the three-months period ended June 30, 2004 and 2003 were allocated as follows:

                                            2ND QUART. 2004      2ND QUART.2003

Industrial and forestry costs                       645                 725
Operating expenses                               14,104                  79

PARENT COMPANY                                   14,749                 804

Industrial and forestry costs                     2,051               2,051
CONSOLIDATED                                     16,800               2,855

(i) The goodwill arising on the June 30, 2003 acquisition of Riocell S.A., was based on the market value of assets and on management estimates of future profitability, of which R$ 3,967 was amortized through December 2003.

     As a result of the merger of Riocell into Aracruz Celulose S.A., the goodwill related to future profitability was transferred to deferred assets, and it is being amortized over 10 years, and the goodwill based on the market value of assets was allocated to fixed assets and is realized in accordance with the depreciation. In addition, Riocell Trade S.A. with the incorporation of Riocell became a direct investment of Aracruz Celulose S.A. recorded on the equity method.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


12       LOANS AND FINANCING

                                                                                     PARENT COMPANY                   CONSOLIDATED
                                                    ANNUAL RATE            JUNE 30,       MARCH 31,        JUNE 30,      MARCH 31,
                                                  OF INTEREST(%)               2004            2004            2004           2004

Local currency
  Loans indexed to TJLP                               7.8 to 9.35            558,204         583,420         764,206        724,964
  Loans indexed to "basket of currencies"           9.90 to 10.06            131,956         130,409         131,956        130,409
  Loans indexed to "others currencies"                       8.75                              3,366           2,255          3,366

Foreign currency (US dollars)
  Loans linked to securitization of
  export                                             5.98 to 7.05                                          2,525,818      1,889,098
     receivables
  Advances on export contract / Prepayment           1.67 to 4.98          1,078,044       1,050,252       1,078,044      1,050,252
   Other loans / financings                          1.43 to 7.08            41,508          50,189         185,285        223,905
                                                                    ----------------   -------------   ------------- --------------
                                                                           1,809,712       1,817,636       4,687,564      4,021,994


Current portion (including accrued interest)                                (350,354  )     (416,222)       (539,205)      (713,570)
                                                                    ----------------   -------------   ------------- --------------
Long-term maturities                                                       1,459,358       1,401,414       4,148,359      3,308,424
                                                                    ----------------   -------------   ------------- --------------
2005                                                                         117,037         153,666         270,430        338,023
2006                                                                         456,540         433,712         892,470        787,648
2007                                                                         568,912         509,808       1,065,542        873,062
2008 a 2014                                                                  316,869         304,228       1,919,917      1,309,691
                                                                    ----------------   -------------   ------------- --------------
                                                                           1,459,358       1,401,414       4,148,359      3,308,424
                                                                    ================   =============   ============= ==============

(a) LOANS WITH BNDES (STOCKHOLDER)

As of June 30, 2004, Aracruz Celulose S.A. (parent company) had outstanding loans in the amount of R$ 687,408 (2003 - R$ 760,628), mainly with its shareholder BNDES - National Bank for Economic and Social Development, bearing interest at annual rates ranging from 7.80% and 9.90%, to be amortized in the period from 2004 to 2009.

The loans with BNDES have mortgages, at various degrees, on the plant, land and forests and with a statutory lien on the machines and equipment, which were borrowed.


(b) PRE-EXPORT FINANCING

As of June 30, 2004, the Company had open balances in the amount of R$ 1,072,088 (US$ 345,000) related to pre-export financing, with interest rates ranging from 1.67% to 4.98% and maturities between December, 2004 and March, 2008.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


(c) ARACRUZ TRADING S.A.  AND ARACRUZ TRADING HUNGARY LTD. (SUBSIDIARIES)

Aracruz Trading S.A. obtained a long-term financing guaranteed by future exports of Aracruz Celulose S.A. (Parent Company), in the amount of USS 100 million, with annual interest rates of 2.72% and 2.74% with maturity between May and June of 2004 and advanced repayment clauses. The amounts of US$ 37.5 million and US$
25.0 million were repaid in advance in December 2002 and May 2003, respectively, with the balance of principal outstanding in the amount of US$37.5 million to be paid accordingly to the maturity date, as follows: US$ 25.0 million on May 2004 and US$ 12.5 million on June 2004.


In February 2002, Aracruz Celulose S.A., through its subsidiary Aracruz Trading S.A., entered into an agreement with a special-purpose entity (SPE). This SPE received US$ 250 million through the issue of export securitization notes and these funds were advanced to Aracruz Trading S.A. In August 2003, the Company carried out a second issue of export securitization notes, amounting to US$ 400 million, and a third issue on the amount of US$ 175 million on May 2004 under the same terms and conditions as those established in the securitization program of February 2002. The resulting funds were transferred to Aracruz Celulose S.A. as a prepayment of future pulp purchases. In return, Aracruz Celulose S.A. securitized the financing by selling to the SPE of 95% of its current and future export accounts receivables. In June 2003, this obligation was reduced to 80% of such receivables. In February 2004, the Aracruz Trading Hungary Ltd. was included in the securitization program, in addition to Aracruz Trading S.A. Each month, the collections surpluses to contractual securitization requirements are transferred to Aracruz Trading S.A. and Aracruz Trading Hungary Ltd..


The table below summarizes the terms and conditions of all note issues under the securitization program:


                                                                                                        Principal Balance
                        Original Credit         Annual                          -----------------------------------------
Issued                   US$ Thousands      Interest rate %        Due Date            June 30, 2004    December 31, 2003
----------------------  -----------------   ---------------   --------------    --------------------    -----------------

February, 2002                    250,000              5.984  February, 2009                 725,663              722,300
August,  2003                     400,000              7.048  September, 2011              1,243,000            1,155,680
May, 2004                         175,000              6.361  May, 2012                      543,813                    -
                        -----------------                                       --------------------    -----------------
                                  825,000                                                  2,512,476            1,877,980
                        =================                                       ====================    =================

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------

13   FINANCIAL INSTRUMENTS
     (CVM INSTRUCTION N(0) 235/95)

(a) RISK MANAGEMENT

The Aracruz Group operates internationally and is exposed to market risks from changes in foreign exchange rates and interest rates.

The exposure of the Company to liabilities in US dollar does not represent risk from the economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Derivative financial instruments also are used by the management of the Company to mitigate the exchange risks and of interest.

(b) MARKET VALUE

The estimated market values were determined using available market information and other appropriate valuation methodologies. Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market. The use of different market assumptions and / or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company's financial instruments at June 30, 2004, can be summarized as follows:


                                                             PARENT COMPANY           CONSOLIDATED
                                             ------------------------------      -------------------------
                                              ACCOUNTING             MARKET       ACCOUNTING        MARKET
                                             -----------       ------------       ----------     ---------
ASSETS

Cash and cash equivalents                            883                883           81,168        81,168

Marketable Securities                                  -                  -          147,981       147,981

Debt Securities                                  957,658            957,658          957,658       957,658

LIABILITIES

Short and long-term financing
  (interest included)                          1,809,712          1,809,712        4,687,564     4,740,600


Market values of financial assets and short and long-term financing were determined by using current interest rates for operations with similar conditions and maturities.

(c) FINANCIAL DERIVATIVES

The position of financial derivatives as of June 30, 2004 is represented by 300 contracts of future Interbank Deposit Certificate (Futures and Commodities Exchange - BM&F) with notional value of R$ 28 million (US$ 9 million), by 600 contracts of Exchange coupon (BM&F) with notional net value

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


of R$91.7 million (US$ 29.5 million), with maturity in January 2005 and by forward operations of Euros with foreign financial institutions (through its subsidiary Ara Pulp - Comercio de Importacao e Exportacao, Unipessoal Ltda. ) on the net value of R$ 170 million (EUR 45 million and US$ 55 million) with maturities between September and November of 2004.

14   CONTINGENCIES

The Company's accounting records and operations are subject to assessment by tax authorities and possible notices related to further payments of taxes and contributions over different expiration dates in compliance with the applicable legislation.

The Aracruz Celulose S.A. group judicial situation includes labor, civil and tax suits. Management, based on the representation of external legal attorneys, understands that the appropriate directions and judicial steps made in each situation are enough to preserve the stockholders' equity of the Parent Company, without additional contingencies provision besides the amount recorded as of June 30, 2004. The principal judicial claims are as follows:


(a)      LABOR CLAIMS


The most significant labor claims are in respect of inflation indexes in the light of precedents established by the Labor High Court, which have not recognized the existence of acquired rights relating to these indexes.

In a suit claiming additional compensation for alleged hazardous conditions at the plant, the Labor Court of the municipality of Aracruz has agreed to part of the claims of the employees, as represented by their Union. The Company has appealed.

At June 30, 2004, the Parent Company maintained provisions in the approximate amounts of R$ 30,707, to cover possible unfavorable decisions, as well as judicial deposits in the amount of R$ 13,300 (consolidated R$ 31,857 of contingencies provisions and R$ 14,300 of legal deposits).


(b) NATIONAL INSTITUTE OF SOCIAL SECURITY - INSS

In March 1997, the Company received INSS assessments relating principally to accommodation allowances. The inspectors took the view that symbolic rentals are charged with the objective of reducing salary costs, thus constituting indirect salary benefits (remuneration in kind) and, consequently, underpayment of tax on the salaries in kind. The Company has filed a defense requesting the cancellation of these assessments.

At June 30, 2004, the Company's judicial deposits amounted to approximately R$ 17,000; however, based on the advice of its legal counsel, indicating the possibility of a favorable judgment in this case, no provision has been established for unfavorable decisions.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


(c) PIS/COFINS

The Company disagrees with the legitimacy of the debt and filed an injunction against the changes in the basis for calculation of PIS and COFINS as well as the increase in the COFINS rate imposed by Law 9.718/98. A preliminary injunction was favorable to the Company on April 5, 1999. Due to court decisions unfavorable to other taxpayers in similar lawsuits, on August 29, 2003, the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program - special payment in installments (R$ 59,471) - created by Law 10.684/2003, and maintained only the claims regarding foreign exchange differences. The remaining amount, related to the period February 1999-September 2003, amounts to approximately R$ 130,800, already adjusted to current price levels based on Brazil's base rate (SELIC), which is appropriately reflected in accounting under tax litigation - long-term receivable.

(d) INCOME TAX AND SOCIAL CONTRIBUTION RELATED TO THE "PLANO VERAO"

In December 1994, the Company filed an ordinary lawsuit to include in the determination of income tax and social contribution the IPC difference in January 1989 of 70.28%. The Federal Regional Court, 2nd Region (the "Tribunal") subsequently accepted the use of 42.72%. Beginning in the first quarter of 2002 with the substantial utilization of the Company's net operating losses in Brazil, the Company began computing income tax using the 42.72% deduction and has included a provision for contingencies of R$ 54,630. The Company obtained a final court ruling and, consequently, made a reversal of this provision, against income tax expense and financial expense in the amounts of R$ 32,642 and R$ 21,988 respectively.


(e)  SOCIAL CONTRIBUTION ON NET INCOME - NON-INCIDENCE ON THE EXPORTATION
     REVENUES

     In September, 2002, the Company obtained a Court Order that gave it the right not to pay Social Contribution on profits generated by export sales from January 2002 as well as the right to recognize the amounts of tax credits previously compensated in this regard, adjusted by Brazil's base rate (SELIC), in the amount of R$ 95,900, which is being accrued as a liability until a final decision is reached.

(f) LAND DEMARCATION

The Company was involved in an administrative dispute concerning the enlargement of Indian reserves on Company land. In the first semester of 1998, the "Terms of Conduct Agreement" was signed, in the form and for the effects of the contents of paragraph 6 of Article 5 of Law No. 7.347/85, in which the Indian communities recognized as legitimate the Rulings from the Ministry of Justice Nos. 193, 194 and 195, all of March 6, 1998, which established the enlargement of their reserves by 2.571 hectares of land belonging to the Company. In addition, the Company also committed to give financial assistance to the Indians in social, agricultural, educational, housing and health projects, amounting to approximately R$ 13,500 (historical value), restated monthly based on the variation of the higher of the IGPM or IPC indexes, or their substitutes. The total of this financial assistance should be paid out over a period of 20 years, conditioned on the compliance to certain clauses and conditions that determined obligations to the Indian Communities.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


Should the Indigenous Communities default on their obligations, after being duly notified by MPF, the Company will be free from the obligations imposed by the "Terms of Conduct Agreement". In accordance with these terms, at June 30, 2004, the accumulated amount that the Company had donated to the Associations of the Indigenous Communities was of R$ 7,684 (R$ 6,713 up to December 31, 2003).

(g)      OTHER


The Company maintains, based on its legal counsel's opinion, a provision for fiscal contingencies in the total approximate amount of R$ 29,100. For those contingencies, the Company also maintains judicial deposit of approximately R$ 13,300.

15       TAX INCENTIVES

The Company is located in an area of ADENE (Agency for the Development of the Northeast Region). Decree 4213 dated April 16, 2002 considers that the paper and pulp industry is a priority for the regional development, therefore the Company is entitled to income tax rate reduction, plus additional non-refundable amounts determined through the profit on tax incentives.

The concession of this benefit was authorized by ADENE's decree and then recognized by the tax Federal Bureau in December, 2002, as follows:

(i) Profit related to the volume produced by plant C, up to the limit of 780 thousand ton/year over 10 years: 75% of reduction in the income tax rate as from 2003 to 2012.

(ii) Profit related to the volume produced by plants A and B, up to the limit of 1,300 ton/year over 10 years, in accordance with the following criteria: 37.5% of income tax rate reduction until 2003, 25% of income tax rate reduction as from 2004 to 2008, and 12.5% of income tax rate reduction as from 2009 to 2013.

At June 30, 2004, this tax incentive benefit amounted to R$ 103,767, and was recorded in "Capital reserve", which can be used only to absorb accumulated losses or capital increase.

On January 9, 2004 the Company received a correspondence of ADENE (Agency for the Development of the Northeast) informing that "in respect to the reexamination of the Juridical Consulters of the Integration Ministry regarding the space area covering the concession of the referred incentive", the right of use of the benefit granted and earned would be dismissed, and that ADENE would provide its repeal. Subsequently, ADENE cancelled the effect of the correspondence mentioned above, respecting the arguments and the judicial measure filed by the Company.

On June 15, accordingly to the decree nr.58, the general director of ADENE canceled the Constitutive Reports of the fiscal benefit.

The Company's management, supported by its legal advisors, believes that the ADENE's decision is inadequate and does not reach the benefits recognized during the effective date of the benefit granted.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


Therefore, on June 30, 2004 and December 31, 2003 no tax provision related to the benefit used on these periods was recorded.

Convinced about its rights, the Company will seek all available legal instruments to revoke the decree, for the entire period of the tax benefit.

16  COMMITMENTS

Long-term contracts entered into between Aracruz Celulose S.A. and Canadianoxy Chemicals Holdings Ltd. in December 1999 and May 2002 for the supply of chemical products to Aracruz Celulose S.A include clauses for suspension and cancellation of these supply contracts in line with market practices (e.g. force majeure), as well as performance incentive clauses, such as sharing of productivity gains, preferred customer pricing, and "take or pay", in which the Parent Company assumes an obligation to acquire volumes of chemical products which are conservatively projected for the next six years beginning as of the date of the contract. Any balances of purchases that exceed quantities used in one year's production will be offset against purchases in following years.

Riocell S.A. (merged into Aracruz Celulose S.A. on January 7, 2004 - Notes 1 and
9) on disposals of land and forest to third parties, offered guarantees to repurchase wood wastes up to December 31, 2014. The non usable portion of the wastes purchased up to June 30, 2004 generated a provision for inventory losses in the amount of R$ 2.158, which is part of the amount of provision for obsolescence recorded. Company's management is looking for alternatives that will enhance the use of these wood wastes.

The Company entered into a loan agreement with Bahia Sul Celulose S.A. to obtain a loan of 1,900 thousand m(3) of eucalyptus wood, to be provided by the Parent Company up to December 31, 2004. The agreement establishes that the equivalent volume must be returned considering similar operating conditions between 2006 and 2008. Based on current costs of forest formation, at June 30, 2004, an amount of R$ 9,217 was recorded related to the volume already provided (R$ 6,430 on March 31, 2004).



17   EMPLOYEE POST-RETIREMENT BENEFIT PLANS

ARUS (Aracruz Social Security Pension Fund) is a pension fund closed entity, which acts under the form of a multisponsor fund, and without profitable purposes. In September 1998, previously existent plan was replaced by another plan that adopts the defined contribution system for retirement (Arus Retirement
Plan).

18  INSURANCE COVERAGE

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port). Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

At June 30, 2004, the Company's assets were insured against loss for a total amount of R$ 1,500,000 (as of March 31, 2004 - R$ 1,500,000) - maximum indemnity per loss event.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


19  STOCKHOLDERS' EQUITY

(a) CAPITAL

On June 30, 2004 and March 31, 2004, the authorized capital is of R$ 2,450,000 and the subscribed and paid-in capital is of R$ 1,854,507, represented by 1,032,554 thousand registered shares, with no par value, comprising 455,391 thousand common shares, 38,024 thousand Class A preference shares (March 31, 2004 - 38,091) and 539,139 thousand Class B preference shares (March 31, 2004 - 539,072). The Class A stock may be converted to Class B stock at any time.

In accordance with the Company By-laws, preference shares do not have voting rights, but have priority on return of capital in the event of liquidation of the Company. Class A preference shares are assured of a minimum annual dividend proportionate to 6% of their share of capital. Class B preference shares are entitled to a dividend equivalent to that paid on the common shares, but without priority. However, in order to comply with Law 9.457 of May 5, 1997, management has proposed to pay Class B preference shareholders, as from 1997, a dividend 10% greater than that paid to the common shares.


(b) DIVIDENDS

The Company's By-laws assure to the stockholders a minimum annual dividend equivalent to 25% of the parent Company's net income, adjusted by any increases or decreases in the reserves, as defined by corporate legislation.

Based on the capacity of operational generation of the Company's cash flows, management proposed the payment of dividends amounting to R$ 360,000 thousand, equivalent to R$ 330.80 per lot of one-thousand common shares and R$ 363.88 per lot of one-thousand Class A and B preferred shares (10% superior than those paid to common shares, accordingly to the Company's Social Statute - (a)).



(c) TREASURY STOCKS

At the Ordinary General Meeting held on July 29, 2002, management decided to cancel 45,365,593 preferred shares (35,301 class "A" shares and 45,330,292 class "B" shares), all held in treasury. Approval was also given to keep 483,114 ordinary shares in treasury with a view to maintaining the number of existing voting shares. The cancellation of shares did not result in a reduction of the subscribed capital.

In a meeting held on October 17, 2002, the Council of Administration of Aracruz Celulose S.A., in accordance with item XIV of art. 16 of its Social Statute and items 1st and 8th of Instruction CVM no. 10, of February 2, 1980, authorized the Management to negotiate with treasury stock issued by Company to the limit of,
1.115.933 common shares, 259.216 preferred shares class A and 43.197.491 preferred - class "B". The Company has for objective its subsequent cancellation, without reduction of the capital stock.

On June 30, 2004, the Company held 483 thousand ordinary shares, 1,378 thousand Class B preferred shares in treasury stock (March 31, 2004 - 483 thousand ordinary shares and 1.378 thousand Class B preferred shares).

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


(d)  RECONCILIATION OF SHAREHOLDERS' EQUITY AND RESULTS OF OPERATIONS - PARENT
     COMPANY AND CONSOLIDATED



                                                                                       2004           2004
                                                                               --------------    ---------
STOCKHOLDERS' EQUITY                                                                  JUNE           MARCH
----------------------------------------------------------------------------   --------------    ---------
Stockholders' Equity - Parent Company                                            3,120,087       2,957,937

Unrealized profits                                                                (183,961)       (121,394)
Unrealized shipping expense                                                         29,613          22,762

Income tax and social contribution over unrealized profits                          52,478          33,535
                                                                               --------------    ---------
Stockholders equity - Consolidated                                               3,018,217       2,892,840
                                                                               ==============    =========

RESULTS OF PERIOD (JANUARY TO JUNE)                                                  2004            2003
----------------------------------------------------------------------------   --------------    ---------
                                                                                      JUNE            JUNE
                                                                               --------------    ---------
Net income  - Parent Company                                                       305,193         567,256

(Unrealized) profits                                                               (55,659)        (30,845)

Unrealized shipping expense                                                         13,315           1,950

Income tax and social contribution over unrealized profits                          14,397           9,174
                                                                               --------------    ---------
Net income - Consolidated                                                          277,246         547,535
                                                                               ==============    =========

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


1   STATEMENT OF CASH FLOWS

                                                                           PARENT COMPANY                    CONSOLIDATED
                                                              ----------------------------       ------------------------
                                                                              2ND QUARTER                     2ND QUARTER
                                                              ---------------------------        ------------------------
                                                                   2004              2003            2004            2003
                                                              ---------        ----------        --------        ---------
OPERATING ACTIVITIES

NET INCOME FOR THE QUARTER                                      165,547           261,589         128,774         227,825
  Adjustments to reconcile net income
    With cash flow provided by operating activities
     Depreciation, amortization and depletion                   108,250            71,924         114,200          78,063
    Equity in the results of subsidiaries                      (233,270)          135,640
     Deferred Income tax and social contribution                  3,209            17,891         (17,042)          7,293
     Exchange and monetary variations                           206,650          (432,817)        181,275        (281,775)
     Fiscal incentive - ADENE                                    (3,397)           30,734          (3,397)         30,734
     Provision for contingencies, net                             8,689            25,809           8,689          47,932
     Provision for losses in tax credits                         18,887            16,953          18,887          16,953
     Realization of goodwill                                      1,625             1,691           1,626           1,691
     Residual value of property, plant and
        equipment disposed of                                      (186)             (414)           (173)           (436)

DECREASE (INCREASE) IN ASSETS
     Debt securities                                            (14,677)           86,595         (14,677)         86,595
     Accounts receivable                                       (237,020)         (174,505)         16,619          65,853
     Inventories                                                 (5,993)          (19,604)        (20,318)        (70,598)
    Taxes recoverable                                           (40,625)          (85,971)        (44,220)         85,230
    Others                                                        2,627            (2,235)         (4,369)         (2,434)

INCREASE (DECREASE) IN LIABILITIES
     Suppliers                                                  (39,208)           (7,699 )       (37,867)         (1,195)
     Loans from related parties (includes interests)            228,211         1,006,249          (1,644)           (121)
     Interest on loans and financings                            (2,811)            6,208           1,071          (2,645)
     Income Tax and Social Contribution                         (11,058)           61,553             868          61,873
     Provisions for litigation and contingency                   (7,776)           (4,949)         (8,275)         (4,949)
     Others                                                      12,516            22,682          12,357           2,951
                                                              ---------        ----------        --------        ---------
CASH PROVIDED BY OPERATING ACTIVITIES                           220,190         1,189,266         332,384         348,840
                                                              ---------        ----------        --------        ---------

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


                                                                          PARENT COMPANY                     CONSOLIDATED
                                                              --------------------------       --------------------------
                                                                             2ND QUARTER                      2ND QUARTER
                                                              --------------------------       --------------------------
                                                                   2004             2003            2004             2003
                                                              -------------  -----------       -------------  -----------
INVESTING ACTIVITIES

  Debt securities                                               (92,850)         828,467         (92,850)         828,467
  Additions to permanent assets
    Investments in subsidiaries                                 (92,338)      (1,653,237)                        (620,888)
    Capital reduction                                           475,067
    Fixed assets                                                (65,457)         (79,141)       (307,548)         (87,612)
    Deferred                                                                                      (2,181)            (873)
    Proceeds received from sale of fixed assets                   1,431            1,067           1,431            1,100
                                                              -------------  -----------       -------------  -----------
CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                 225,853         (902,844)       (401,148)         120,194
                                                              -------------  -----------       -------------  -----------
FINANCING ACTIVITIES
  Loans and financings
    Additions                                                    117,466         515,264         792,725        1,322,795
    Repayments                                                  (206,891)       (487,881)       (371,890)        (461,811)
    Treasury stock                                                                    (9)                              (9)
   Cash dividends                                               (359,651)       (314,525)       (359,651)        (314,525)
                                                              -------------  -----------       -------------  -----------
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                 (449,076)       (287,151)         61,184          546,450
                                                              -------------  -----------       -------------  -----------
EFFECT OF CHANGES IN EXCHANGE RATES ON CASH AND CASH
EQUIVALENT                                                                                        30,623          (30,746)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (3,032)           (729)        (23,043)         984,738
                                                              -------------  -----------       -------------  -----------
Cash and cash equivalents, beginning of the period                 3,915          10,766         206,106          168,418
                                                              -------------  -----------       -------------  -----------
Cash and cash equivalents, end of the period                         883          10,037         229,149        1,153,156
                                                              =============  ===========       =============  ===========

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
04.01 - NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------------------------------------------


2 STATEMENT OF VALUE ADDED

                                                                        PARENT COMPANY                     CONSOLIDATED
                                                              ----------------------------       ------------------------
                                                                           2ND QUARTER                      2ND QUARTER
                                                              ----------------------------       ------------------------
                                                                2004              2003            2004             2003
                                                              -------------  -----------       -------------  -----------
INCOME                                                          690,534           672,115         892,774         613,600

CONSUMABLES ACQUIRED FROM THIRD PARTIES                        (335,453)         (263,352)       (364,007)       (267,218)
                                                              -------------  -------------     -------------  ------------
GROSS VALUE ADDED                                               355,081           408,763         528,767         346,382

RETENTIONS
   Depreciation, amortization and depletion                    (108,250)          (71,924)       (114,200)        (78,063)
                                                              -------------  -------------     -------------  ------------
NET VALUE ADDED GENERATED                                       246,831           336,839         414,567         268,319
                                                              -------------  -------------     -------------  ------------
RECEIVED IN TRANSFERS
     Financial income - including monetary                       40,538           (43,155)         89,509         (95,586)
     Equity in results of subsidiary companies                  233,270          (135,640)
                                                              -------------  -------------     -------------  ------------
                                                                273,808          (178,795)         89,509         (95,586)
                                                              -------------  -------------     -------------  ------------
AVAILABLE VALUE FOR DISTRIBUTION                                520,639           158,044         504,076         172,733
                                                              =============  =============     =============  ============
DISTRIBUTION OF VALUE ADDED

GOVERNMENT AND COMMUNITY
   Taxes and contributions                                        1,312           229,504         (6,125)         219,873
     Support, sponsorship and donations                           2,079             1,704           2,111           1,735
                                                              -------------  -------------     -------------  ------------
                                                                  3,391           231,208          (4,014)        221,608

EMPLOYEES                                                        43,634            29,111          47,928          33,274

INTEREST ON THIRD PARTIES' CAPITAL
    Financial expenses                                          308,067          (363,864)        331,388        (309,974)
                                                              -------------  -------------     -------------  ------------
                                                                308,067          (363,864)        331,388        (309,974)

REMUNERATION OF THE SAME CAPITAL

INCOME WITHHELD                                                 165,547           261,589         128,774         227,825
                                                              -------------  -------------     -------------  ------------
TOTAL DISTRIBUTED AND WITHHELD                                  520,639           158,044         504,076         172,733
                                                              =============  =============     =============  ============

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
05.01 - PERFORMANCE COMMENTS OF THE COMPANY IN THE QUARTER
-------------------------------------------------------------------------------------------------------------------

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The Company presents consolidated net income of R$ 128,774 for the second quarter of 2004, compared with consolidated net income of R$ 227,825 in the same quarter of 2003. The difference in the results reflects mainly the effects of the devaluation of the Real on assets and liabilities held in United States dollars, compared to the effects of a revaluation of the Real in the same period of the previous year, partially compensated by the increase in the volume of sales and in a modest Income Tax and Social Contribution charge on Net Income.

1.   OPERATING ACTIVITIES

COMMERCIAL PERFORMANCE

The pulp sales in the second quarter of 2004 reached 602 thousand tons (consolidated - 579 thousand tons), reflecting an increase of 10% related to the same quarter of the preceding year, as a result of the acquisition of Riocell, being 98% destined for the foreign market. The net average price in the second quarter of 2004 was of US$ 355/t (consolidated - US$ 484/t), reflecting a decrease of 31% (consolidated -decrease of 1%) in relation to the price of US$ 465t (consolidated - US$ 488/t) in the same quarter of 2003.

OPERATIONAL PERFORMANCE

In the second quarter, the Company's pulp production reached 573 thousand tons, 9% higher than the same quarter of 2003, caused by the Riocell acquisition. The unity cost of production in the quarter ended June 30, 2004 was 17% above the same period of the preceding year, caused mainly by the increase of the wood costs (increase of third party acquired wood volume and costs).

PARENT COMPANY


  COSTS ANALYSIS

  R$ / TONS                                                2ND QUARTER, 2004           2ND QUARTER, 2003
                                                     -----------------------          -------------------

  Cost of sales (*)                                              682                           638
  Selling Expenses                                                20                            16
  Administrative Expenses                                         39                            21
  Other Operating Expenses (Income) (**)                          51                            45


  TOTAL                                                          792                           720

  PRODUCTION COST ( R$ / TONS )                                  582                           550

                                                             602,328                       483,960
  TONS SOLD

  PRODUCED TONS                                              631,327                       526,542

(*) Contemplates inventory average cost, plus insurance and freight costs R$ 187/ton (2003 - R$ 108/ton).
(**) Monetary / Exchange Variation and Financial Income / Expenses / Equity Not
     Included.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
05.01 - PERFORMANCE COMMENTS OF THE COMPANY IN THE QUARTER
-------------------------------------------------------------------------------------------------------------------

2.  FINANCIAL LIABILITY EVOLUTION


    PARENT COMPANY
-----------------------------------------------------------------------------------------------------------
    IN THOUSANDS OF REAIS

    GROSS DEBT                                                 2ND QUARTER, 2004          1ST QUARTER, 2004
                                                              ------------------          -----------------
    Local Currency                                                       558,204                    586,786

    Foreign Currency                                                   1,251,508                  1,230,850


    Marketable Securities (*)                                            958,541                    854,046
                                                              ------------------          -----------------

    NET DEBT                                                             851,171                    963,590
                                                              ==================          =================



    CONSOLIDATED
-----------------------------------------------------------------------------------------------------------
    IN THOUSANDS OF REAIS

    GROSS DEBT                                                2ND QUARTER, 2004           1ST QUARTER, 2004
                                                              ------------------          -----------------
    Local Currency                                                       766,461                    728,330

    Foreign Currency                                                   3,921,103                  3,293,664




    Marketable Securities  (*)                                         1,186,807                  1,056,237
                                                              ------------------          -----------------

    NET DEBT                                                           3,500,757                  2,965,757
                                                              ==================          =================


(*) Time deposits included.

3.  OPERATING INVESTMENTS

The investments in the second quarter of 2004 amounted to R$ 65,5million (consolidated - R$ 309,7 million), compared to R$ 79,1 million (consolidated - R$ 88,5 million) in the same quarter of the preceding year, being located mainly in industrial areas (R$ 10,2 million), Fiberline C industrial expansion project (R$ 5,2 million), land purchases (R$ 0,3 million), Veracel project (R$ 244,1 million) and forest (R$ 48,5 million) (consolidated values). The forestry projects consumed R$ 36,7 million.

Other investments amounted R$ 1,4 million, including Aracruz Produtos de Madeira S.A.

                                       * * *

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------------


1 - CODE      2 - DESCRIPTION                                              3 - DATE - 06/30/2004   4 - DATE - 03/31/2004
1             TOTAL ASSETS                                                               8,438,914               8,023,195
1.1           CURRENT ASSETS                                                             2,278,379               2,076,181
1.1.1         CASH AND CASH EQUIVALENTS                                                    229,149                 206,106
1.1.2         CREDITS                                                                      681,722                 631,494
1.1.2.1       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP                                    496,046                 468,340
1.1.2.2       ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER                                    19,037                  24,254
1.1.2.3       ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED WOOD
                                                                                             1,281                   4,976
1.1.2.4       ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS                                    6,558                  12,934
1.1.2.5       EMPLOYEES                                                                      4,159                   4,122
1.1.2.6       SUPPLIERS                                                                     17,033                  17,089
1.1.2.7       TAXES                                                                        125,716                  86,274
1.1.2.8       OTHERS                                                                        11,892                  13,505
1.1.3         INVENTORIES                                                                  395,653                 375,335
1.1.3.1       SUPPLIES                                                                      84,051                  76,644
1.1.3.2       RAW MATERIALS                                                                 40,759                  53,482
1.1.3.3       FINISHED GOODS                                                               259,371                 233,903
1.1.3.4       PRODUCTSD IN PROCESS                                                          10,615                  10,495
1.1.3.5       OTHERS                                                                           857                     811
1.1.4         OTHERS                                                                       971,855                 863,246
1.1.4.1       DEBT SECURITIES                                                              957,658                 850,131
1.1.4.2       FIXED ASSETS AVAILABLE FOR SALE                                                    0                       0
1.1.4.3       PREPAID EXPENSES                                                              14,187                  13,105
1.1.4.4       RETENTIONS ON FINANCING CONTRACTS                                                  0                       0
1.1.4.5       OTHERS                                                                            10                      10
1.2           LONG-TERM ASSETS                                                             193,069                 175,028
1.2.1         CREDITS                                                                      132,122                 118,422
1.2.1.1       SUPPLIERS                                                                    107,149                  97,074
1.2.1.2       TAXES                                                                         14,863                   9,907
1.2.1.3       OTHERS                                                                        10,110                  11,441
1.2.2         ACCOUNTS RECEIVABLE - RELATED PARTIES                                              0                       0
1.2.2.1       FROM AFFILIATES                                                                    0                       0
1.2.2.2       FROM SUBSIDIARIES                                                                  0                       0
1.2.2.3       OTHER COMPANIES                                                                    0                       0

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------------


1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2004   4 - DATE - 03/31/2004
1.2.3           OTHERS                                                               60,947                 56,606
1.2.3.1         DEBT SECURITIES                                                           0                      0
1.2.3.2         ESCROW DEPOSITS                                                      44,722                 43,307
1.2.3.3         RETENTIONS ON FINANCING CONTRACTS                                         0                      0
1.2.3.4         OTHERS                                                               16,225                 13,299
1.3             FIXED ASSETS                                                      5,967,466              5,771,986
1.3.1           INVESTMENTS                                                           9,944                 11,569
1.3.1.1         IN AFFILIATES                                                             0                      0
1.3.1.2         IN SUBSIDIARIES                                                       9,530                 11,155
1.3.1.3         OTHER COMPANIES                                                         414                    414
1.3.2           PROPERTY, PLANT AND EQUIPMENT                                     5,325,414              5,113,691
1.3.2.1         LAND                                                                707,126                703,145
1.3.2.2         BUILDINGS                                                           522,559                522,519
1.3.2.3         MACHINERY AND EQUIPMENT                                           2,599,630              2,651,418
1.3.2.4         FORESTS                                                             699,374                674,892
1.3.2.5         CONSTRUCTION IN PROGRESS                                            620,251                394,343
1.3.2.6         OTHERS                                                              176,474                167,374
1.3.3           DEFERRED ASSETS                                                     632,108                646,726
1.3.3.1         INDUSTRIAL                                                           10,133                 10,778
1.3.3.2         FORESTS                                                                   0                      0
1.3.3.3         ADMINISTRATIVE                                                            0                      0
1.3.3.4         GOODWILL ARISING ON ACQUISITION OF ENTITIES                         534,739                548,811
1.3.3.5         OTHERS                                                               87,236                 87,137

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------------

1 - CODE        2 - DESCRIPTION                                     3 - DATE - 06/30/2004   4 - DATE - 03/31/2004
2               TOTAL LIABILITIES                                                 8,438,914              8,023,195
2.1             CURRENT LIABILITIES                                                 815,070              1,357,146
2.1.1           LOANS AND FINANCING                                                 539,205                713,570
2.1.2           DEBENTURES                                                                0                      0
2.1.3           SUPPLIERS                                                           168,080                195,004
2.1.4           TAXES                                                                53,980                 47,912
2.1.5           DIVIDENDS PAYABLE                                                     1,819                  1,470
2.1.6           PROVISIONS                                                           30,748                 22,219
2.1.6.1         VACATION AND 13th  SALARY                                            21,619                 17,669
2.1.6.2         PROFIT SHARING                                                        9,129                  4,550
2.1.7           LOANS FROM RELATED PARTIES                                                0                      0
2.1.8           OTHERS                                                               21,238                376,971
2.1.8.1         PROPOSED DIVIDENDS                                                        0                360,000
2.1.8.2         OTHERS                                                               21,238                 16,971
2.2             LONG-TERM LIABILITIES                                             4,604,719              3,772,389
2.2.1           LOANS AND FINANCING                                               4,148,359              3,308,424
2.2.2           DEBENTURES                                                                0                      0
2.2.3           PROVISIONS                                                          358,677                356,362
2.2.3.1         LABOR CONTINGENCIES                                                  32,083                 31,467
2.2.3.2         TAX CONTINGENCIES                                                   255,885                256,087
2.2.3.3         INCOME TAX AND SOCIAL CONTRIBUTION ON TEMPORARY
                DIFERENCES                                                           70,709                 68,808
2.2.4           LOANS FROM RELATED PARTIES                                                0                      0
2.2.5           OTHERS                                                               97,683                107,603
2.2.5.1         SUPPLIERS                                                            37,604                 40,923
2.2.5.2         OTHERS                                                               60,079                 66,680
2.3             DEFERRED INCOME                                                           0                      0
2.4             MINORITY INTEREST                                                       908                    820

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------------


1  CODE        2  DESCRIPTION                                     3  DATE  06/30/2004   4  DATE  03/31/2004
2.5             STOCKHOLDER'S EQUITY                                              3,018,217              2,892,840
2.5.1           PAIDIN CAPITAL                                                   1,854,507              1,854,507
2.5.1.1         COMMON STOCK                                                        783,599                783,599
2.5.1.2         PREFERRED STOCK                                                   1,070,908              1,070,908
2.5.2           CAPITAL RESERVES                                                    103,766                107,163
2.5.3           REVALUATION RESERVE                                                       0                      0
2.5.3.1         OWN ASSETS                                                                0                      0
2.5.3.2         SUBSIDIARIES / AFFILIATES                                                 0                      0
2.5.4           REVENUE RESERVES                                                    856,621                856,621
2.5.4.1         LEGAL                                                               169,893                169,893
2.5.4.2         STATUTORY                                                                 0                      0
2.5.4.3         FOR CONTINGENCIES                                                         0                      0
2.5.4.4         UNREALIZED INCOME                                                         0                      0
2.5.4.5         FOR INVESTMENTS                                                     694,878                694,878
2.5.4.6         SPECIAL FOR NONDISTRIBUTED DIVIDENDS                                     0                      0
2.5.4.7         OTHER UNREALIZED INCOME                                             (8,150)                (8,150)
2.5.4.7.1       TREASURY STOCK                                                      (8,150)                (8,150)
2.5.5           RETAINED EARNINGS                                                   203,323                 74,549

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
07.01  CONSOLIDATED STATEMENT OF OPERATIONS  THOUSAND OF R$
-------------------------------------------------------------------------------------------------------------------

1  CODE2  DESCRIPTION                           3 FROM:04/01/2004   4 FROM:01/01/2004   5 FROM: 04/01/2003     6 FROM: 01/01/2003
                                                       TO:                    TO :                   TO :                  TO :
                                                 06/30/2004             06/30/2004             06/30/2003            06/30/2003

3.1     GROSS SALES AND SERVICES  REVENUE           1,007,602             1,828,723                 656,607             1,478,991
3.2     SALES TAXES AND OTHER DEDUCTIONS            (118,542)             (197,985)                (65,477)             (124,815)
3.3     NET SALES REVENUE                             889,060             1,630,738                 591,130             1,354,176
3.4     COST OF GOODS SOLD                          (429,748)             (821,227)               (266,585)             (599,974)
3.5     GROSS PROFIT                                  459,312               809,511                 324,545               754,202
3.6     OPERATING (EXPENSES) INCOME                 (357,153)             (521,228)                 103,710               159,195
3.6.1   SELLING                                      (45,299)              (88,541)                (32,573)              (65,531)
3.6.2   GENERAL AND ADMINISTRATIVE                   (27,004)              (48,841)                (13,537)              (30,745)
3.6.3   FINANCIAL                                   (249,826)             (323,413)                 178,885               300,039
3.6.3.1 FINANCIAL INCOME                               89,509               126,430                (95,585)             (44,,935)
3.6.3.2 FINANCIAL EXPENSES                          (339,335)             (449,843)                 274,470               344,974
3.6.4   OTHER OPERATING INCOME                          6,542                12,280                   2,051                 3,288
3.6.5   OTHER OPERATING EXPENSES                     (41,566)              (72,713)                (31,116)              (47,856)
3.6.6   EQUITY IN THE RESULTS OF  SUBSIDIARIES              0                     0                       0                     0
3.7     OPERATING INCOME                              102,159               288,283                 428,255               913,397
3.8     NONOPERATING (EXPENSES)  INCOME               (1,388)               (2,914)                 (1,017)              (19,574)
3.8.1   INCOME                                          1,495                 1,852                   1,338                 1,449
3.8.2   EXPENSES                                      (2,883)               (4,766)                 (2,355)              (21,023)
3.9     INCOME BEFORE INCOME  TAXES AND
        MANAGEMENT REMUNERATION                       100,771               285,369                 427,238               893,823
3.10    INCOME TAX AND SOCIAL CONTRIBUTION             11,049              (17,385)               (191,989)             (315,721)
3.11    DEFERRED INCOME TAX ES                         17,042                 9,403                 (7,293)              (30,416)
3.12    MANAGEMENT REMUNERATION AND STATUORY
        APPROPRIATIONS                                      0                     0                       0                     0
3.12.1  PARTICIPATIONS                                      0                     0                       0                     0
3.12.2  REMUNERATION                                        0                     0                       0                     0
3.14    MINORITY INTEREST                                (88)                 (141)                   (131)                 (151)
3.15    NET INCOME FOR THE PERIOD                     128,774               277,246                 227,825               547,535

        CAPITAL STOCKQUANTITY (THOUSANDS)           1,030,693             1,030,693               1,030,693             1,030,693
        EARNINGS PER SHARE                            0,12494               0,26899                 0,22104               0,53123
        LOSS PER SHARE

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
08.01 - PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER
------------------------------------------------------------------------------------------------------------------

The consolidated Performance comments for this quarter, was disclosed together with Aracruz Celulose S.A. (Controlling Company) performance comments, group 05.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
15.01 - INVESTMENTS PROJECTS
-------------------------------------------------------------------------------------------------------------------


(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

The comments related to investments were disclosed in note 3 group 05.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

STOCK POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF VOTING STOCKS

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stocks position as of June 30, 2004:


PARENT COMPANY:
ARACRUZ CELULOSE S.A.                                                CNPJ: 42.15.511/0001-61


                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                               QUANTITY          %       QUANTITY         %         QUANTITY         %
                                               THOUSAND                  THOUSAND                   THOUSAND
                                            --------------   -------   -----------   ---------    -----------    --------
Newark Financial Inc.                           127,507       28.00       -              -           127,507       12.35
Arainvest Participacoes S.A.                    127,507       28.00       -              -           127,507       12.35
Arapar S.A.                                     127,494       28.00       -              -           127,494       12.35
Lorentzen Empreendimentos                            12        0.00       -              -                12        0.00
BNDES Participacoes S.A.                         56,881       12.49        44,162        7.65        101,043        9.79
Treasury stock                                      483        0.11         1,378        0.24          1,861        0.18
Others                                           15,507        3.40       531,623       92.11        547,130       52.99
TOTAL                                           455,391      100.00       577,163      100.00      1,032,554      100.00


SHARE CAPITAL OF MAJORITY STOCKHOLDERS (FROM CONTROLLING COMPANIES TO INDIVIDUAL STOCKHOLDERS)

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
NEWARK FINANCIAL INC.


                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
VCP Exportadora e Participacoes S.A.              50,000      100.00       -            -            50,000       100.00
TOTAL                                             50,000      100.00       -            -            50,000       100.00

PARENT COMPANY:
VCP EXPORTADORA E PARTICIPACOES S.A.                                 CNPJ: 04.200.557/0001-27


                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Votorantim Celulose e Papel S.A.                70,200,100    100.00       -            -          70,200,100     100.00
TOTAL                                           70,200,100    100.00       -            -           70,200,100    100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
VOTORANTIM CELULOSE E PAPEL S.A                                      CNPJ: 60.643.228/0001-21

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Votocel Filmes Flexiveis Ltda                18,804,569,388    88.95                -        -   18,804,569,388    49.07
Nova HPI Participacoes Ltda                   2,335,920,930    11.05                -        -    2,335,920,930     6.10
Jointly-owned stocks                                      3     0.00                -        -                3     0.00
BNDES Participacoes S.A. - BNDESPAR                       -        -    1,475,290,791     8.59    1,475,290,791     3.85
Others                                                    -        -   15,652,578,445    91.09   15,652,578,445    40.84
Treasury stocks                                           -        -       54,339,996     0.32       54,339,996     0.14
TOTAL                                        21,140,490,321   100.00   17,182,209,232   100.00   38,322,699,553   100.00


PARENT COMPANY:
VOTOCEL FILMES FLEXIVEIS LTDA                                        CNPJ: 61.397.246/0001-33

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
  Votorantim Participacoes S.A.                 5,018,348   100.00         -          -          5,018,348       100.00
  Hejoassu Administracao Ltda                           1     0.00         -          -                  1         0.00
  TOTAL                                         5,018,349   100.00         -          -          5,018,349       100.00


PARENT COMPANY:
NOVA HPI PARTICIPACOES LTDA                                          CNPJ: 65.785.669/0001-81

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Votorantim Participacoes S.A.                   7,212,408   100.00       -            -          7,212,408         100.00
Hejoassu Administracao Ltda                             1     0.00       -            -                  1           0.00
TOTAL                                           7,212,409   100.00       -            -          7,212,409         100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
VOTORANTIM PARTICIPACOES S.A.                                        CNPJ: 61.082.582/0001-97

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
  Hejoassu Administracao Ltda                  4,039,553,777    98.16         -           -      4,039,553,777    98.16
  Jose Ermirio de Moraes Filho - Espolio          19,026,623     0.46         -           -         19,026,623     0.46
  Antonio Ermirio de Moraes                       19,026,623     0.46         -           -         19,026,623     0.46
  Ermirio Pereira de Moraes                       19,026,623     0.46         -           -         19,026,623     0.46
  Maria Helena Moraes Scripilliti                 19,026,623     0.46         -           -         19,026,623     0.46
  TOTAL                                        4,115,660,269   100.00         -           -      4,115,660,269   100.00



PARENT COMPANY:
HEJOASSU ADMINISTRACAO LTDA.                                         CNPJ: 61.194.148/0001-07

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Jose Ermirio de Moraes Filho - Espolio            400,000    25.00          -           -            400,000    25.00
AEM Participacoes S.A.                            400,000    25.00          -           -            400,000    25.00
ERMAN  Participacoes S.A.                         400,000    25.00          -           -            400,000    25.00
MRC Participacoes S.A.                            400,000    25.00          -           -            400,000    25.00
TOTAL                                           1,600,000   100.00          -           -          1,600,000   100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
AEM PARTICIPACOES S.A.                                               CNPJ: 05.062.403/0001-89

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
  Antonio Ermirio de Moraes                              1       0.00           -         -                 1      0.00
  Antonio Ermirio de Moraes Filho               76,081,011      11.11           -         -        76,081,011     11.11
  Carlos Ermirio de Moraes                      76,081,011      11.11           -         -        76,081,011     11.11
  Mario Ermirio de Moraes                       76,081,011      11.11           -         -        76,081,011     11.11
  Luis Ermirio de Moraes                        76,081,011      11.11           -         -        76,081,011     11.11
  Rubens Ermirio de Moraes                      76,081,011      11.11           -         -        76,081,011     11.11
  Rosa Helena Costa de Moraes Macedo            76,081,011      11.11           -         -        76,081,011     11.11
  Vera Regina Costa Moraes                      76,081,011      11.11           -         -        76,081,011     11.11
  Maria Lucia Costa Moraes Menezes              76,081,011      11.11           -         -        76,081,011     11.11
  Maria Regina Ermirio de Moraes Waib           76,081,011      11.12           -         -        76,081,011     11.12
  JEMF Participacoes S.A.                                -          -         300     33.33               300      0.00
  ERMAN Participacoes S.A.                               -          -         300     33.33               300      0.00
  MRC Participacoes S.A.                                 -          -         300     33.34               300      0.00
  TOTAL                                        684,729,100     100.00         900    100.00       684,730,000    100.00




PARENT COMPANY:
ERMAN PARTICIPACOES S.A.                                             CNPJ: 05.062.376/0001-44

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Ermirio Pereira de Moraes                        97,818,448      14.29              -          -        97,818,448     14.29
Ricardo Ermirio de Moraes                        97,818,442      14.29              -          -        97,818,442     14.29
Fabio Ermirio de Moraes                          97,818,442      14.29              -          -        97,818,442     14.29
Marcos Ermirio de Moraes                         97,818,442      14.29              -          -        97,818,442     14.29
Claudio Ermirio de Moraes                        97,818,442      14.28              -          -        97,818,442     14.28
Luciana Moraes de Ulhoa Rodrigues                97,818,442      14.28              -          -        97,818,442     14.28

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
AEM PARTICIPACOES S.A.                                               CNPJ: 05.062.403/0001-89

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ------------    --------
Ana Paula de Oliveira Moraes                    97,818,442     14.28         -             -       97,818,442     14.28
JEMF Participacoes S.A.                                  -         -       300         33.33              300      0.00
AEM Participacoes S.A.                                   -         -       300         33.33              300      0.00
MRC Participacoes S.A.                                   -         -       300         33.34              300      0.00
TOTAL                                          684,729,100    100.00       900        100.00      684,730,000    100.00



PARENT COMPANY:
MRC PARTICIPACOES S.A.                                               CNPJ: 05.062.355/0001-29

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   -----------   ------
Clovis Ermirio de Moraes Scripilliti           171,182,275     25.00         -              -    171,182,275    25.00
Carlos Eduardo Moraes Scripilliti              171,182,275     25.00         -              -    171,182,275    25.00
Regina Helena Scripilliti Veloso               171,182,275     25.00         -              -    171,182,275    25.00
Maria Helena de Moraes S. Noschese             171,182,275     25.00         -              -    171,182,275    25.00
JEMF  Participacoes S.A.                                 -         -       300          33.33            300     0.00
AEM  Participacoes S.A.                                  -         -       300          33.33            300     0.00
ERMAN  Participacoes S.A.                                -         -       300          33.34            300     0.00
TOTAL                                          684,729,100    100.00       900         100.00    684,730,000   100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
JEMF PARTICIPACOES S.A.                                              CNPJ: 05.062.394/0001-26

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
    Jose Ermirio de Moraes Neto                     3,500     33.33             -         -           3,500    33.30
    Jose Roberto Ermirio de Moraes                  3,500     33.34             -         -           3,500    33.30
    Neide Helena de Moraes                          3,500     33.33             -         -           3,500    33.30
    AEM  Participacoes S.A.                             -         -             4     33.33               4     0.03
    ERMAN  Participacoes S.A.                           -         -             4     33.34               4     0.04
    MRC Participacoes S.A.                              -         -             4     33.33               4     0.03
    TOTAL                                          10,500    100.00            12    100.00          10,512   100.00

PARENT COMPANY:
ARAINVEST PARTICIPACOES S.A.                                         CNPJ: 06.139.408/0001-25

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Joseph Yacoub Safra                               39,999       49.99          9,996      49.98           49,995      49.99
Moise Yacoub Safra                                39,999       49.99          9,996      49.98           49,995      49.99
Others                                                 2        0.02              8       0.04               10       0.02
TOTAL                                             80,000      100.00         20,000     100.00           100,00     100.00

                                       45

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
ARAPAR S.A.                                                          CNPJ: 29.282.803/0001-68

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Lorenpar S.A.                                  747,051,991      80.00         -              -        747,051,991    80.00
ESL Empreendimentos S.A.                       186,762,998      20.00         -              -        186,762,998    20.00
TOTAL                                          933,814,989     100.00         -              -        933,814,989   100.00



PARENT COMPANY:
LORENPAR S.A.                                                        CNPJ: 29.302.148/0001-62

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Fort James International Holdings Ltd          20,292,993      2.72      38,655,960      5.18        58,948,953      3.95
Vitoria Participacoes S.A.                    70,087,7846      9.40      70,087,746      9.40       140,175,492      9.40
Lorentzen Empreendimentos S.A.                498,297,043     66.84     335,068,563     44.95       833,365,606     55.89
ESL Empreendimentos S.A.                      130,802,258     17.55     249,164,178     33.42       379,966,436     25.48
Others                                         26,002,496      3.49      52,506,089      7.05        78,508,585      5.28
TOTAL                                         745,482,536    100.00     745,482,536    100.00     1,490,965,072    100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
FORT JAMES INTERNATIONAL HOLDINGS LTD

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Fort James Corporation                          1,000           88.81          -             -        1,000          88.81
Fort James Operating Company                      126           11.19          -             -          126          11.19
TOTAL                                           1,126          100.00          -             -        1,126         100.00


PARENT COMPANY:
VITORIA PARTICIPACOES S.A.                                           CNPJ: 68.622.505/0001-21

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
DnB Invest Holding A/S                       188,644,371      99.99          -           -        188,644,371      99.99
Others                                             5,000       0.01          -           -              5,000       0.01
TOTAL                                        188,649,371     100.00          -           -        188,649,371     100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
DNB INVEST HOLDING A/S.                                              CNPJ: 05.505.135/0001-22

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Den Norske Bank ASA                                200,000     100.00         -          -            200,000   100.00
TOTAL                                              200,000     100.00         -          -            200,000   100.00


PARENT COMPANY:
LORENTZEN EMPREENDIMENTOS S.A.                                       CNPJ: 33.107.533/0001-26

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Nobrasa Empreendimentos S.A                 39,069,001       42.57                 -         -         39,069,001    16.56
Oivind Harald Lorentzen                      9,674,206       10.54         4,461,078      3.09         14,135,284     5.99
Vertex Participacoes S.A.                   14,785,714       16.11        20,843,598     14.46         35,629,312    15.10
Bravest Holding S.A.                         4,921,097        5.36        24,702,697     17.13         29,623,794    12.56
Den Norske Bank ASA                                  -           -        47,813,984     33.17         47,813,984    20.26
Per Arne Lorentzen - Espolio                 2,506,222        2.73        16,612,193     11.52         19,118,415     8.10
Others                                       3,837,843        4.19        26,003,911     18.04         29,841,754    12.65
Erling Sven Lorentzen                        7,807,917        8.50                 -         -          7,807,917     3.31
Nebra Participacoes S.A.                     9,178,630       10.00         3,732,352      2.59         12,910,982     5.47
TOTAL                                       91,780,630      100.00       144,169,813    100.00        235,950,443   100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
NOBRASA EMPREENDIMENTOS S.A.                                         CNPJ: 30.927.925/0001-43

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Erling Sven Lorentzen                           72,317,677      97.24           -       -         72,317,677    97.24
Others                                           2,055,210       2.76           -       -          2,055,210     2.76
TOTAL                                           74,372,887     100.00           -       -         74,372,887   100.00





PARENT COMPANY:
VERTEX PARTICIPACOES S.A.                                            CNPJ: 31.135.387/0001-17

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
DnB Invest Holding A/S                         188,644,371      99.99                -       -        188,644,371    99.99
Others                                               5,000       0.01                -       -              5,000     0.01
TOTAL                                          188,649,371     100.00                -       -        188,649,371   100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
NEBRA PARTICIPACOES S.A.                                             CNPJ: 04.418.550/0001-86

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            -----------     -------   -----------   ---------   ---------       --------
New Era Development Co. Ltd.                 10,586,189      99.99      -           -           10,586,189        99.99
Others                                              100       0.01      -           -                  100         0.01
TOTAL                                        10,586,289     100.00      -           -           10,586,289       100.00


PARENT COMPANY:
BRAVEST HOLDING  S.A.                                                CNPJ: 05.721.440/0001-51

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Harald Ragnar Lie                              1,230,275       25.00      6,175,674      25.00      7,405,949        25.00
Ole Ragnar Lie                                 1,230,275       25.00      6,175,674      25.00      7,405,949        25.00
Einar Ragnar Lie                               1,230,274       25.00      6,175,674      25.00      7,405,948        25.00
Oivind Ragnar Lie                              1,230,274       25.00      6,175,674      25.00      7,405,948        25.00
TOTAL                                          4,921,098      100.00     24,702,696     100.00     29,623,794       100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
       0043-4                         Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
-------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
ESL EMPREENDIMENTOS S.A.                                             CNPJ: 06.088.097/0001-12

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Nobrasa Empreendimentos S.A.                     25,500,000    51.00       20,300,000      40.60       45,800,000    45.80
Sao Teofilo Repres. Paticipacoes Ltda            24,500,000    49.00       29,700,000      59.40       54,200,000    54.20
TOTAL                                            50,000,000   100.00       50,000,000     100.00      100,000,000   100.00


PARENT COMPANY:
SAO TEOFILO REPRES. PARTICIPACOES LTDA                               CNPJ: 03.214.652/0001-17

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Caminho Editorial Ltda                        73,118,965       50.00        -            -       73,118,965       50.00
Icatu Holding S.A.                            26,809,875       18.33        -            -       26,809,875       18.33
Nalbra S LLC                                  46,309,090       31.67        -            -       46,309,090       31.67
Others                                             1,000           -        -            -            1,000           -
TOTAL                                        146,238,930      100.00        -            -      146,238,930      100.00


PARENT COMPANY:
CAMINHO EDITORIAL LTDA                                               CNPJ: 54.089.495/0001-04

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Brasil Warrant Admin. Bes e Empresas Ltda     71,946,210       92.43        -            -       71,946,210       92.43
Others                                         5,894,900        7.57        -            -        5,894,900        7.57
TOTAL                                         77,841,110      100.00        -            -       77,841,110      100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
      0043-4                          Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
BRASIL WARRANT ADMIN. BENS E EMPRESAS LTDA                           CNPJ: 33.744.277/0001-88

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            --------------   -------   -----------   ---------   ---------       --------
Fernando Roberto Moreira Salles                 180            75.00      180           75.00        360           75.00
Joao Moreira Salles                              60            25.00       60           25.00        120           25.00
TOTAL                                           240           100.00      240          100.00        480          100.00



PARENT COMPANY:
ICATU HOLDING S.A.                                                   CNPJ: 03.316.471/0001-39

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            ----------       -------   --------      ---------    --------       --------
Sylvia Maria da Gloria de Mello F. Nabuco     226,000         44.84        -            -         226,000          44.84
Maria do Carmo Nabuco de Almeida Braga         38,000          7.54        -            -          38,000           7.54
Luis Antonio Nabuco de Almeida Braga           38,000          7.54        -            -          38,000           7.54
Lucia Nabuco de Almeida Braga Rebello          38,000          7.54        -            -          38,000           7.54
Sylvia Nabuco de Almeida Braga                 38,000          7.54        -            -          38,000           7.54
Santa Luzia Comercial e Participacoes Ltda    126,000         25.00        -            -         126,000          25.00
TOTAL                                         504,000        100.00        -            -         504,000         100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
      0043-4                          Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
SANTA LUZIA COMERCIAL E PARTICIPACOES LTDA                           CNPJ: 36.163.277/0001-82


                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY           %
                                             UNITIES                   UNITIES                    UNITIESD
                                            ----------       -------   --------      ---------    ----------     --------
Daniel Valente Dantas                       14,833,646         99.00      -              -        14,833,646       99.00
Veronica Valente Dantas Rodenburg               14,835          1.00      -              -            14,835        1.00
TOTAL                                       14,983,481        100.00      -              -        14,983,481      100.00




PARENT COMPANY:
NALBRA S LLC

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY         %
                                             UNITIES                   UNITIES                    UNITIESD
                                            ----------       -------   --------      ---------    ---------      --------
Nalbra Inc.                                  9,012,000        100.00      -              -        9,012,000        100.00
TOTAL                                        9,012,000        100.00      -              -        9,012,000        100.00

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
      0043-4                          Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------

PARENT COMPANY:
BNDES PARTICIPACOES S.A. - BNDESPAR                                  CNPJ: 00.383.281/0001-09


                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                             QUANTITY          %       QUANTITY         %         QUANTITY           %
                                             UNITIES                   UNITIES                    UNITIESD
                                            ----------       -------   --------      ---------    ----------     --------
Banco Nacional de Desenvolvimento
Economico e Social - BNDES                      1             100.00      -              -             1          100.00
TOTAL                                           1             100.00      -              -             1          100.00



PARENT COMPANY:
BANCO NACIONAL DE DESENVOLVIMENTO ECONOMICO E SOCIAL - BNDES   CNPJ: 00.383.281/0001-09

                                                                             STOCKS
              STOCKHOLDERS                  -----------------------------------------------------------------------------
                                                   COMMON                    PREFERRED                    TOTAL
                                            ------------------------   -----------------------    -----------------------
                                               QUANTITY          %       QUANTITY        %          QUANTITY         %
                                               UNITIES                   UNITIES                    UNITIESD
                                            -------------   -------    ------------  ---------    -------------  --------
Uniao Federal                               6,273,711,452   100.00          -            -        6,273,711,452    100.00
TOTAL                                       6,273,711,452   100.00          -            -        6,273,711,452    100.00


Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

                                                       POSITION ON JUNE 30, 2004

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
      0043-4                          Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

                   STOCKHOLDER      COMMON          %      PREFERRED      %        PREFERRED      %          TOTAL           %
                                    STOCKS                 STOCKS                 STOCKS
                                                           (CLASS A)               (CLASS B)
                    ---------     -----------     -----   ---------      ----     ---------      ----      ---------        ----

MAJORITIES STOCKHOLDERS           439,400,228     96.5    37,736,642     99.3     92,037,707     17.1      569,174,577      55.2
   Lorentzen         (5)          127,506,457     28.0                                                     127,506,457      12.4
   Safra           (6)            127,506,457     28.0    27,736,642     73.0     57,875,517     10.7      213,118,616      20.6
   VCP                            127,506,457     28.0                                                     127,506,457      12.4
   BNDES                           56,880,857     12.5    10,000,000     26.3     34,162,190      6.3      101,043,047       9.8

MANAGEMENT                            224,390                  5,000                 260,527                   489,917
   Councilors                         224,390                  5,000                 243,329                   472,719
   Directors                                                                          17,198                    17,198

TAX COUNCIL                                10                                                                       10

TREASURY STOCKS     (1)               483,114      0.1                             1,378,000      0.3        1,861,114       0.2

OTHER STOCKHOLDERS     (2)         15,282,957      3.4       282,386      0.7    445,463,159     82.6      461,028,502      44.7

TOTAL ISSUED STOCKS  (3)          455,390,699    100.0    38,024,028    100.0    539,139,393    100.0    1,032,554,120     100.0

OUTSTANDING STOCKS    (4)          15,507,357      3.4       287,386      0.8    445,723,686     82.7      461,518,429      44.7

(1) Stocks issued and repurchased by the Company, waiting cancellation.
(2) Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.
(3) Total number of subscribed stocks and issued by the Company.
(4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.
(5) Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.
(6) Participation of the group Safra composed for: Arainvest Participacoes
    S.A. 127,506,457 Common stock, Treasure Hold Investments Corp. 57,875,517 PNB stock and Sodepa Soc. Empr. Publ. Part. S.A. 27,736,642 PNA stock.

Stocks Position of Majority Stockholders, Management, Members of the Fiscal Council and outstanding stocks.

                                                       POSITION ON JUNE 30, 2004

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                                                Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                                             Period - 06/30/2004

01.01 - IDENTIFICATION
------------------------------------- ----------------------------------- ----------------------------------------------------------
 01 - CVM Code                        02 - Name of Society                03 - Taxpayer N(0)
      0043-4                          Aracruz Celulose S.A.               42.157.511/0001-61
------------------------------------- ----------------------------------- ----------------------------------------------------------
16.01 - OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT
------------------------------------------------------------------------------------------------------------------------------------

                   STOCKHOLDER      COMMON          %      PREFERRED      %        PREFERRED      %          TOTAL           %
                                    STOCKS                 STOCKS                  STOCKS
                                                           (CLASS A)               (CLASS B)
                    ---------     -----------     -----   ---------      ----     ---------      ----      ---------        ----
MAJORITIES STOCKHOLDERS           439,400,226     96.5    37,736,642     93.6     92,036,707     17.2      569,173,575     55.1
   Lorentzen       (5)            127,506,457     28.0                                                     127,506,457     12.4
   Safra                          127,506,457     28.0    27,736,642     68.8     57,874,517     10.8      213,117,616     20.6
   VCP                            127,506,457     28.0                                                     127,506,457     12.3
   BNDES                           56,880,855     12.5    10,000,000     24.8     34,162,190      6.4      101,043,045      9.8

MANAGEMENT                            104,980                  5,000                 283,929                   393,909
   Councilors                         104,980                  5,000                 200,330                   310,310
   Directors                                                                          83,599                    83,599

TAX COUNCIL                                10                                                                       10

TREASURY STOCKS     (1)               483,114      0.1                             1,378,000      0.2        1,861,114      0.2

OTHER STOCKHOLDERS     (2)         15,402,369      3.4     2,582,668      6.4    443,140,475     82.6      461,125,512     44.7

TOTAL ISSUED STOCKS  (3)          455,390,699    100.0    40,324,310    100.0    536,839,111    100.0    1,032,554,120    100.0

OUSTANDING STOCKS    (4)           15,507,359      3.4     2,587,668      6.4    443,424,404     82.6      461,519,431     44.7


(1)     Stocks issued and repurchased by the Company, waiting cancellation.
(2) Total of stocks issued minus Treasury stocks, members of tax council, Board members (including substitutes), directors and majorities stockholders.
(3)     Total number of subscribed stocks and issued by the Company.
(4) Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.
(5) Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

FEDERAL PUBLIC SERVICES
BRAZILIAN SECURITIES COMMISSION - CVM
Quarterly Information                                      Corporate Legislation
COMERCIAL, INDUSTRIAL AND OTHERS COMPANIES                   Period - 06/30/2004

01.01 - IDENTIFICATION
-------------------------       ------------------------     -------------------
 01 - CVM Code                  02 - Name of Society         03 - Taxpayer N(0)
      0043-4                    Aracruz Celulose S.A.        42.157.511/0001-61
-------------------------       ------------------------     -------------------
17.01 - SPECIAL REVIEW REPORT - UNQUALIFIE
--------------------------------------------------------------------------------
(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED
IN PORTUGUESE)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
SPECIAL REVIEW OF QUARTERLY INFORMATION - JUNE 30, 2004


To the Directors and Stockholders' of
Aracruz Celulose S.A.
Aracruz - ES
------------



1 We conducted a special review of the Quarterly Financial Information (ITRs) of Aracruz Celulose S.A (company and consolidated) for the quarter and semester ended June 30, 2004, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, comprising the balance sheet, the related statements of income and performance comments report.

2 Our special review was conducted in accordance with specific standards established by Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the Company's management responsible for financial, accounting, and operational areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and its subsidiaries.

3 Based on our special review, we are not aware of any material modifications that should be made to the quarterly information referred to in paragraph
     (1), for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the (CVM) Brazilian Securities Commission, specifically applicable to the preparation of the quarterly financial information.

4 Our special review was conducted for the purpose of issuing a report on the quarterly financial information referred to in paragraph (1), taken as a whole. The supplementary information related to the statements of cash flows and the value - added statement, are presented for the purpose of allowing additional analyses and are not required as part of the basic quarterly financial information. These statements were subjected to the review procedures described in paragraph (2), and based on our review are fairly stated, in all material respects, in relation to the quarterly information taken as whole.

5 The balance sheet raised on March 31, 2004, presented for comparison purposes, was reviewed by us and our unqualified special review report was issued on April 7, 2004. The statements of income and the supplementary information referred to the quarter and semester ended June 30, 2003, presented for comparison purposes, were reviewed by other independent auditors, which unqualified report of special review was issued on July 8, 2003.



     Rio de Janeiro, July 9, 2004

     Originally signed by:

     DELOITTE TOUCHE TOHMATSU                    Celso de Almeida Moraes
     Independent Auditors                        Accountant
     CRC - SP 011.609/O-S-ES                     CRC-SP 124.669/O-S-ES